As filed with the Securities and Exchange Commission on September 17, 1999.
================================================================================
                                                         Registration No. 0-8567

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 Amendment No. 1
                                       to     ---
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             DATAMETRICS CORPORATION
                 (Name of Small Business Issuer in its Charter)

               DELAWARE                                  0357                                 95-3545701
(State or jurisdiction of incorporation      (Primary Standard Industrial          (I.R.S. Employer Identification
           or organization)                  Classification Code Number)                       Number)

                          25B Hanover Road, Suite 3305
                         Florham Park, New Jersey 07932
                                 (973) 377-3900
                         ------------------------------
(Address and Telephone Number of Principal Executive Offices and Principal Place of Business)

      Daniel P. Ginns                                       with a copy to:
 Chief Executive Officer                             Joseph F. Mazzella, Esquire
 Datametrics Corporation                               Lane Altman & Owens LLP
 25B Hanover Road, Suite 3305                            101 Federal Street
 Florham Park, New Jersey 07932                          Boston, MA  02110
     (973) 377-3900                                        (617)345-9800
--------------------------------                    ----------------------------
(Name, Address and Telephone                        (Name, Address and Telephone
Number of Agent for Service)                        Number of Agent for Service)

         Approximate Date of Proposed Sale to the Public: from time to time after the effective date of this Registration Statement.

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

================================================================================

                         CALCULATION OF REGISTRATION FEE


Title of Each Class of Securities to be    Amount to be         Proposed            Proposed Maximum        Amount of
               Registered                 Registered(1)     Maximum Offering       Aggregate Offering    Registration Fee
                                                           Price Per Unit (2)            Price
---------------------------------------   -------------    ------------------      ------------------    ----------------
Common Stock, $.01 par value                3,874,479         $1.1875(3)            $4,600,943.80         $1,279.06
Common Stock Underlying Warrants            2,428,901           $1.50(4)            $3,643,352            $1,012.85
Common Stock Underlying                     2,300,000           $1.00(4)            $2,300,000              $639.40
Convertible Notes
Common Stock Underlying Warrants            1,150,000           $1.10(4)            $1,265,000              $351.67
Common Stock Underlying Warrants            1,500,000           $1.00(4)            $1,500,000              $417.00
Common Stock Underlying Warrants            1,500,000         $1.1875(5)            $1,781,250              $495.19
Total Shares Being Registered              12,753,380                              $15,090,545            $4,195.17


(1) All of the shares of Common Stock being registered hereby are being offered for the accounts of selling shareholders who acquired such shares or Warrants to acquire shares in private transactions. No other shares of the registrant's Common Stock are being registered pursuant to this offering.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

(3) In accordance with Rule 457(c) the registration fee is calculated based upon a price of $1.1875 per share, the average of the high and low sale prices of the Common Stock as reported by the American Stock Exchange on September 14, 1999.

(4) Pursuant to Rule 457(g), the registration fee for shares of Common Stock issuable upon the exercise of the Warrants and Convertible Notes is calculated based upon the price at which these Warrants may be exercised and the Convertible Notes may be converted by the holders.

(5) The price at which these Warrants may be exercised is variable and undetermined at the time of calculating the registration fee. In accordance with Rule 457(g) the registration fee is calculated based upon a price of $1.1875 per share, the average of the high and low sale prices of the Common Stock as reported by the American Stock Exchange on September 14, 1999.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                             DATAMETRICS CORPORATION

                        12,753,380 Shares of Common Stock

         This prospectus covers 12,753,380 shares of Common Stock ("Securities"), $0.01 par value per share of Datametrics Corporation (referred to as "We" and the "Company"), which may be offered and sold from time to time by one or all of the selling shareholders named in this prospectus ("Selling Shareholders"). The Common Stock offered by this prospectus consists of the following:

         o    3,874,479  shares of Common Stock presently issued and outstanding
              which  were  issued  to  the  Selling   Shareholders   in  private
              transactions; and

         o    6,578,901  shares of Common  Stock  issuable  upon the exercise of
              warrants   ("Warrants")   which   were   issued  to  the   Selling
              Shareholders in private transactions.

         o 2,300,000 shares of Common Stock issuable upon the conversion of convertible notes ("Convertible Notes") which were issued to the Selling Shareholders in private transactions.

         We will not receive any of the proceeds from the sale of the Common Stock by the Selling Shareholders. We will receive approximately $8,433,352 if all of the Warrants are exercised, and $2,300,000 of indebtedness will be converted to equity if all of the Convertible Notes are converted into shares of Common Stock. See "Use of Proceeds."

         Our Common Stock trades on the American Stock Exchange under the symbol "DC." On September 14, 1999, the reported last sale price of the Common Stock on the American Stock Exchange was $ 1.1875 per share.

                            -------------------------

INVESTING IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                            -------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is September 15, 1999

            SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

         Certain statements in this prospectus or in the documents incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the factors set forth below under "Risk Factors." The words "believe," "expect," "anticipate," "intend" and "plan" and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. See "Risk Factors."

                                   THE COMPANY

         Datametrics Corporation was incorporated in California in October 1962 and was reincorporated in Delaware in April 1987. Our executive offices are located at 25B Hanover Road, Suite 3305, Florham Park, New Jersey 07932, and our telephone number is (973) 377-3900. We design, develop and sell high-speed color printers, high-resolution non-impact printer/plotters and ruggedized computers, printers and workstations for government/defense and industrial markets. We pioneered the development of high-speed, non-impact printers for tactical military applications. Our current product line includes printers, printer/plotters and ruggedized computers and workstations with diverse capabilities ranging from stringent military specifications to varying commercial standards.

         Our manufacturing operations are conducted from a 43,000 square foot manufacturing facility in Orlando, Florida, which we purchased in December 1997. A 6,600 square foot facility located in Calabasas, California, which houses our technology center, was opened in November 1997. In April 1998, we leased a 5,400 square foot office in Florham Park, New Jersey in which our corporate offices are located.


                                                  THE OFFERING

COMMON STOCK                        Up to  12,753,380  shares of  Common  Stock,
                                    which may be  offered  and sold from time to
                                    time   by  one   or   all  of  the   Selling
                                    Shareholders,  who  were  issued  shares  of
                                    Common Stock, Warrants to purchase shares of
                                    Common  Stock  and  Notes  convertible  into
                                    shares   of   Common    Stock   in   private
                                    transactions.

USE OF PROCEEDS                     We will not  receive any  proceeds  from the
                                    sale by the Selling Shareholders of the Common Stock being sold pursuant to this Prospectus. We will receive approximately
                                    $8,433,352 upon the exercise of all the Warrants. We expect to use these proceeds, if any, for working capital. In addition, $2,300,000 of indebtedness will be converted to equity if all the Convertible Notes are converted. See "Use of Proceeds" and "Plan of Distribution."

RISK FACTORS                        Investment   in  the  Common  Stock  offered
                                    hereby is highly speculative and involves a high degree of risk. You could lose your entire investment. See "Risk Factors" on page 4.


                          ABOUT OUR FINANCIAL CONDITION

         Although we recently obtained a $1,500,000 revolving line of credit from Branch Banking and Trust Company, a North Carolina banking corporation ("Branch Bank"), we still rely on income from operations and the proceeds of private placements of our Common Stock and other securities in order to fund operations. In May 1999, we sold 1,500,000 shares of our Common Stock for $1,500,000 in a private placement. In August 1999, we raised an additional $2,300,000 in a private placement of Convertible Subordinated Secured Notes Due July 2000. Most of the proceeds from the private placements, as well as a portion of the line of credit, was applied to the reduction of outstanding debt. See "Risk Factors" and "Liquidity and Capital Resources."

         The following table sets forth historical summary financial information of the Company. The statements of operations and balance sheet data contained in the table for the fiscal years ended October 25, 1998 and October 26, 1997 have been derived from audited financial statements, and are qualified in their entirety by, and should be read in connection with, "Management's Discussion And Analysis," the audited financial statements (and notes thereto) and other financial and statistical information of the Company appearing elsewhere in this prospectus. The statements of operations and balance sheet data for the nine months ended July 25, 1999 and July 26, 1998 have been derived from unaudited condensed financial statements. The results of interim periods are not necessarily indicative of the results to be obtained in a full fiscal year.


                                               NINE MONTHS ENDED                          FISCAL YEAR ENDED
                                   July 25, 1999        July 26, 1998         October 25, 1998    October 26, 1997
                                   -------------        -------------         ----------------    ----------------
STATEMENT OF
OPERATIONS DATA

Sales                               $6,273,000            $6,196,000            $7,742,000           $16,797,000
Net loss                           $(1,646,000)          $(1,768,000)          $(3,270,000)          $(3,101,000)
Net loss per share:
   Basic and Diluted                    $(0.09)               $(0.12)               $(0.22)               $(0.24)

Weighted average number of
shares outstanding:
   Basic and Diluted                17,386,000            15,102,000            15,202,000            12,995,000

BALANCE SHEET DATA

Total assets                       $14,347,000           $14,472,000           $12,719,000           $11,546,000
Long-term Debt, including
Current Portion                     $7,112,000            $4,639,000            $5,313,000            $2,993,000
Stockholders' equity                $5,572,000            $5,510,000            $4,008,000            $3,522,000


                                  RISK FACTORS

         An investment in our Common Stock is highly speculative and involves a high degree of a number of risks, including those described below. You could lose your entire investment. Prospective investors should carefully consider the following factors, along with the other information set forth in this prospectus, in evaluating us, our business and prospects before purchasing the Common Stock.

         NO  ASSURANCE  CAN BE GIVEN  THAT WE WILL BE ABLE TO  CONTINUE  TO SELL
COMMON STOCK OR OTHER SECURITIES OR WILL BE SUCCESSFUL IN RAISING WORKING CAPITAL THROUGH PRIVATE PLACEMENTS TO ADEQUATELY FINANCE OUR OPERATIONS. Although we recently obtained a $1,500,000 revolving line of credit from Branch Bank, there can be no assurance that such amount will be sufficient to provide the working capital required by the Company, and we may have to rely on income from operations and the proceeds of private placements of our Common Stock and other securities in order to fund operations. The issue and sale of Common Stock will be dilutive to existing holders of Common Stock, and the issue and sale of debt securities may create obligations we are ultimately unable to discharge.

         FUTURE SALES OF ADDITIONAL SHARES OF OUR COMMON STOCK MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE. As of the date of this Prospectus we have 19,007,227 shares of Common Stock issued and outstanding, and an additional 8,209,901 shares of Common Stock reserved for issuance upon the exercise of Warrants and conversion of the Convertible Notes. Of the shares of Common Stock being registered hereunder, 3,874,479 shares are currently issued and outstanding, and represent approximately 20.4% of our outstanding Common Stock. Assuming exercise of all the Warrants for 6,578,901 shares of Common Stock and conversion of all the Convertible Notes for 2,300,000 shares of Common Stock, the Selling Shareholders may sell up to 12,573,380 shares, which would then represent approximately 45.7% of our then issued and outstanding shares of Common Stock. There are no contractual restrictions on the resale of the outstanding Common Stock. The sale on the open market of the Common Stock offered hereby, or the perception that these sales may occur, may depress prevailing market prices of the Common Stock. These factors may also make it more difficult for us to raise funds through future offerings of Common Stock.

         In addition to the warrants and convertible notes held by the Selling Stockholders, we have also issued other rights to buy Common Stock to certain key officers in connection with their employment and to certain officers and Directors as compensation for arranging financings. All Warrants provide for an increase in the number of Warrants under certain circumstances to protect against antidilution. Exercise of these Warrants and/or subsequent increase in the number of Warrants pursuant to the antidilution provisions would be dilutive to our Shareholders.

         THE TRADING PRICE OF OUR COMMON STOCK FLUCTUATE WIDELY IRRESPECTIVE OF OUR PERFORMANCE. The trading price of our Common Stock has from time to time fluctuated widely because of our small trading volume as compared to those of our competitors. In the future the price of our stock may be subject to similar fluctuations in response to announcements by us or our competitors of technological innovations or new products, announcements by us of marketing and distribution arrangements, general conditions in the industries in which we compete, and other events or factors. In addition, in recent years broad stock market indices, in general, and the securities of technology companies, in particular, have experienced substantial price fluctuations. Such broad market fluctuations also may adversely affect the future trading price of our Common Stock.

         WE ARE, FROM TIME TO TIME, SUED. We recently lost one suit by 4 former employees for $1,200,000, and we have appealed. If we lose the appeal currently underway, we may have to issue a $1,200,000 7% convertible debenture with a two year maturity. The debenture will be convertible into shares of Common Stock at the lower of $2.00 per share or 75% of the closing sale price of the Company's Common Stock on the date of payment. There is no guaranty that we will prevail on the appeal.

         In May 1999, Warrants to purchase 200,000 shares of Common Stock were issued to Continental Capital and Equity Corp. ("CCEC") pursuant to a Marketing Access Program Marketing Agreement (the "Marketing Agreement"). The Warrants provide that CCEC has the right to exercise these warrants at any time until May 2004, at a price of $2.00 per share with respect to 100,000 of such Warrants, and $4.00 per share with respect to 100,000 of such Warrants, subject to adjustment. Subsequent to such issuance, however, an issue arose between CCEC and the Company, as a result of which the Company terminated the Marketing Agreement and are seeking the immediate return of the Common Stock and Warrants. If not sooner resolved, CCEC may commence an action seeking to require us to honor the Common Stock and Warrants and to pay amounts that would have come due under the Marketing Agreement.

         OUR ENTRANCE INTO THE SB FILING SYSTEM MAY HAVE AN ADVERSE EFFECT ON OUR PERCEPTION AMONG INVESTORS AND OUR POSITION IN THE MARKETPLACE. In order to take advantage of certain relaxed reporting requirements of the small-business "SB" filing system of the Securities and Exchange Commission ("SEC"), we have entered the SB filing system commencing with the fiscal year ending October 31, 1999. Accordingly, we must file all reports required to be filed by the Securities and Exchange Act of 1934, as amended, on SB forms promulgated by the SEC, until we have exited the SB filing system

         THERE CAN BE NO ASSURANCES THAT THE LISTING OF OUR COMMON STOCK BY THE AMERICAN STOCK EXCHANGE ("AMEX") WILL BE CONTINUED. IF OUR COMMON STOCK IS NO LONGER LISTED ON THE AMEX, THE MARKETABILITY OF OUR SHARES OF COMMON STOCK COULD BE ADVERSELY AFFECTED. Our Common Stock currently trades on the American Stock Exchange ("AMEX") under the trading symbol "DC." Based on our financial performance during early 1999, certain listing guidelines of the AMEX were not being met. The AMEX has reviewed the situation and has taken no action to date. We believe that our performance for the most recent quarters, and our sales of equity during 1999, will favorably influence the AMEX's evaluation of continued listing. If our Common Stock is no longer listed on the AMEX, it will be more difficult to buy and sell our Common Stock, and the price of our Common Stock could be adversely affected

         OUR COMPUTER SYSTEMS MAY NOT RECOGNIZE THE YEAR 2000 WHICH MAY DISRUPT OUR BUSINESS AND ADVERSELY AFFECT OUR OPERATIONS, LIQUIDITY AND FINANCIAL POSITION. We are engaged in a continuous process of communicating with our major customers and suppliers. to determine Year 2000 systems compatibility and compliance. We have been assured by our major suppliers that there will be no disruption in the delivery of goods and services. We believe that adequate resources are available for the supply of our raw materials and that our facility related equipment will be operational. We continue to assess the risks associated with program failures and plan to develop a formal contingency plan with our business partners to address specific risks. The failure to correct a material Year 2000 problem could result in an interruption in normal business activity. Our plan is expected to significantly reduce the risk associated with the Year 2000 issue. However, due to the inherent uncertainty of the Year 2000 issue and dependence on third-party compliance, no assurance can be given that potential Y2K failures will not adversely affect our operations, liquidity and financial position.

         WE MAY NOT BE ABLE TO ACHIEVE PROFITABILITY IN THE FUTURE. We reported net losses of $3,270,000 and $3,101,000 for the fiscal years ended October 25, 1998 and October 26, 1997, respectively; a net loss of $1,776,000 in the first quarter of fiscal year 1999, and net income of $87,000 and $43,000 in the second and third quarters, respectively, of fiscal year 1999. No assurance can be given that we will not incur substantial losses in the future.

         THERE CAN BE NO ASSURANCE THAT WE WILL BE PROFITABLE IN ANY PARTICULAR QUARTER. Our results of operations are subject to considerable fluctuations from quarter to quarter due to changes in demand for our products and other factors. Demand for our products in each of the markets we serve can vary significantly from quarter to quarter due to revisions in budgets or schedules for customer projects requiring our products, changes in demand for the customers' products which incorporate or utilize our products and other factors beyond our control.

         WE COMPETE IN EACH OF OUR TARGET MARKETS AGAINST OTHER COMPANIES, MANY OF WHICH HAVE SUBSTANTIALLY GREATER FINANCIAL, TECHNICAL, MARKETING, DISTRIBUTION AND OTHER RESOURCES THAN WE HAVE. The principal competitive factors in the markets in which we participate are image quality, product performance and price. In domestic and international defense markets, our principal competitors are DRS Technologies Inc., and Miltope Group Inc. In addition, many airborne electronic data processing and communications prime contractors have the capability of manufacturing military and airborne products, and several such companies do presently manufacture products performing functions similar to our products. In almost all cases, these companies have substantially greater financial and technological resources than we have. In certain applications, our printers are higher in price than those of our competitors, and many of our competitors have more experience in the markets for lower-cost military printers than we have.

         THE LOSS OF ANY ONE OF OUR CUSTOMERS COULD HAVE A MATERIAL AND ADVERSE EFFECT ON OUR BUSINESS. In the fiscal year ended October 25, 1998, our three largest customers in sales, the U.S. government (23.7%), Raytheon (22.3%) and Lockheed Martin (18.9%), accounted for an aggregate of 64.9% of our total sales. In the fiscal year ended October 26, 1997, our five largest customers in sales, Lockheed Martin (15.7%), the U.S. government (13.7%), GTE (12.5%), Computing Devices Canada (10.9%) and Digital Equipment Corporation (10.8%), accounted for an aggregate of 64% of our total sales. The loss of any one of these customers could have a material adverse impact on the results of our operations and on our financial condition.

         For the fiscal years ended October 25, 1998 and October 26, 1997, the DoD and prime contractors under programs funded by the DoD represented approximately 71% and 67% of our revenues, respectively. Companies which are engaged primarily in supplying equipment and services, directly or indirectly, to the U.S. government are subject to special risks including dependence on government appropriations, termination without cause, contract renegotiation and competition for the available DoD business. Over the past several years, we have been significantly impacted by market changes in the DoD. DoD budget forecasts indicate that overall funding will continue to decrease for the foreseeable future.

         WE ARE DEPENDENT ON CERTAIN SUPPLIERS, AND IF THEY STOPPED DOING BUSINESS WITH US, OUR BUSINESS WOULD BE HARMED SIGNIFICANTLY. We are generally not dependent upon any one supplier for any raw material or component which we purchase, and there are available alternative sources for such raw materials and components. We are currently dependent, however, on certain OEM suppliers for components used in our ruggedized computer devices and peripherals. We have year-to-year renewable supply agreements with suppliers which have been renewed in prior years. In the event any of these contracts are not renewed, however, our business would be materially and adversely impacted because we would have to purchase similar components upon substantially less favorable terms and conditions.

         WE MAY NOT HAVE ADEQUATE PROTECTION OF OUR INTELLECTUAL PROPERTY. We regard portions of the hardware designs and operating software incorporated into our products as proprietary and we attempt to protect them with a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and similar means. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of our products or to "reverse engineer" or otherwise obtain and use to our detriment information that we regard as proprietary. Although we own a number of patents, not every process or product we manufacture or develop which management deems significant to our business or prospects is protected by patents or pending patent applications. Moreover, the laws of some foreign countries do not afford the same protection to our proprietary rights as do U.S. laws. We are presently reviewing our patent situation to determine what action needs to be taken to preserve and/or initiate additional patent rights. There can be no assurance, that any of these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale by the Selling Shareholders of the Common Stock offered by this prospectus. We will receive approximately $8,433,352 if all of the Warrants for the underlying the shares of Common Stock being registered are exercised. We expect to use these proceeds, if any, for working capital. If all of the convertible notes for the underlying shares of Common Stock being registered are converted, $2,300,000 of indebtedness will be converted to equity. See "Plan of Distribution."


Number of Shares to be Issued Pursuant to                     Exercise or Conversion        Proceeds to Company(2)
Warrants and Convertible Notes                                         Price
-----------------------------------------                     ----------------------        ----------------------
353,341 (Warrants issued November 1996)                           $1.50 per share                  $530,012
2,075,560 (Warrants issued December 1998)                         $1.50 per share                  $3,113,340
1,500,000 (Warrants issued May 1999)                               Variable (1)                 $2,025,000 (1)
1,150,000 (Warrants issued August 1999)                           $1.10 per share                 $1,265,000
1,500,000 (Warrants issued August 1999)                           $1.00 per share                 $1,500,000
6,578,901 Total Warrants                                                                          $8,433,352
2,300,000 (Convertible Notes issued August 1999)                  $1.00 per share               $2,300,000 (3)


(1)  These Warrants have a variable  exercise price  calculated as the lesser of
     (i) $1.35 or (ii) the volume-weighted average price of the Common Stock for the 20 trading days immediately preceding the notice of exercise. Proceeds to the Company are based upon an assumed exercise price of $1.35 per share, but could vary in accordance with the foregoing.

(2) Assumes exercise of all the Warrants and conversion of all the Convertible Notes.

(3) If all the Convertible Notes are converted, $2,300,000 of the Company's indebtedness to security-holders will be converted into equity. The Company will not receive any cash proceeds upon conversion of the Convertible Notes.

                             MARKET FOR COMMON STOCK

         Our Common Stock has been listed on the American Stock Exchange (Symbol "DC") since July 26, 1988. The following table sets forth the closing high and low sales prices of our Common Stock for each of the periods indicated below.

         Fiscal 1999 Quarter Ended                    High              Low
         -------------------------                    ----              ---
         January 24                                   $1 5/8            $  3/4
         April 25                                     $1 13/16          $1 1/8
         July 25                                      $1 1/2            $13/16

         Fiscal 1998 Quarter Ended                    High              Low
         -------------------------                    ----              ---
         January 25                                   $2  3/16          $2 1/16
         April 26                                     $1   7/8          $1  7/8
         July 26                                      $1 11/16          $1  5/8
         October 25                                   $1 15/16          $   3/4

         Fiscal 1997 Quarter Ended                    High              Low
         -------------------------                    ----              ---
         January 26                                   $1 9/16           $  7/8
         April 27                                     $2 7/16           $1 1/4
         July 27                                      $1 11/16          $1 1/8
         October 26                                   $2 1/4            $1 3/16

         There were 774 stockholders of record as of September 14, 1999.

         We have never declared or paid a dividend on our Common Stock, and management expects that future earnings will be retained for operations and for expansion or development of business. See "Liquidity and Working Capital" and "Dividends".


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This prospectus contains certain statements of a forward-looking nature relating to future events or the future performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially.

RESULTS OF OPERATIONS

                 NINE MONTH PERIOD ENDED JULY 25, 1999 COMPARED
                    TO NINE MONTH PERIOD ENDED JULY 26, 1998

         Sales for the nine month period ended July 25, 1999 were $6,273,000, an increase of $77,000 or 1%, compared with sales of $6,196,000 in the same period in the prior fiscal year. The increase in sales for the nine months ended July 25, 1999 is attributable to higher production and order levels. During the same period in the prior fiscal year, the Company was completing the start up of its new manufacturing facility in Orlando, Florida and during this transition period experienced material shortages and labor inefficiencies.

         Cost of sales for the first nine months of fiscal 1999 was $3,543,000 (57% of sales), a decrease of $594,000 or 14%, compared with $4,137,000 (67% of sales) for the same period in the prior fiscal year. Cost of sales decreased compared to the same period in the prior fiscal year because the Company has completed its transition to its new Florida manufacturing facility and is now starting to experience labor and material efficiencies.

         Research and development expenses were $284,000 for the nine-month period ended July 25, 1999, a decrease of $214,000 or 43%, compared with $498,000 for the same period in the prior year. The decrease in expenditures is due to less research and development required for the Company's new family of industrial color printers.

         Selling, general and administrative expenses for the nine month period ended July 25, 1999 were $2,511,000 (40% of sales) a decrease of $424,000, or 14%, compared with $2,935,000 (47% of sales) for the same period in the prior fiscal year. The decrease is due to fewer administrative and support staff required by the Company.

         Net interest expense amounted to $356,000 for the nine month period ended July 25, 1999, a decrease of $32,000, or 9%, compared with net interest expense of $388,000 for the same period in the prior year. This decrease is due to lower outstanding borrowings.

         The net loss for the nine-month period ended July 25, 1999 amounted to $1,646,000 a reduction in losses of $122,000 compared with a net loss of $1,768,000 for the same period in the prior year. The loss for the current nine-month period is primarily attributable to the non-recurring settlement with the Company's former California landlord in which the Company agreed to pay to the landlord $1,225,000 in cash and stock.

                 THREE MONTH PERIOD ENDED JULY 25, 1999 COMPARED
                    TO THREE MONTH PERIOD ENDED JULY 26, 1998

         Sales for the three-month period ended July 25, 1999 were $2,385,000, a decrease of $282,000 or 11%, compared with sales of $2,667,000 in the same period in the prior fiscal year. The decrease in sales for the third quarter ended July 25, 1999 is attributable to lower than anticipated orders from the Department of Defense and prime contractors for the Department of Defense.

         Cost of Sales for the third quarter of fiscal 1999 was $1,227,000 (51% of sales), a decrease of $236,000 or 15%, compared with $1,513,000 (57% of sales) for the same period in the prior fiscal year. Cost of sales improved as the Company continues to be more efficient in the use of direct labor.

         Research and development expenses were $59,000 for the three-month period ended July 25, 1999, a decrease of $91,000, compared with $150,000 for the same period in the prior year. All of the expenditures were for the Company's DmC Model 1200 dot matrix printer and DmC Model 4080 thermal printer as well as the Company's new family of industrial color printer. The decrease is due to less resources required for the Company's family of industrial color printer.

         Selling, general and administrative expenses for the three month period ended July 25, 1999 were $893,000 (37% of sales) a decrease of $50,000, or 5%, compared with $943,000 (35% of sales) for the same period in the prior fiscal year. The decrease is due to lower administrative and support staff expenses throughout the Company.

         Net interest expense amounted to $113,000 for the three month period ended July 25, 1999 compared with net interest expense of $156,000 for the same period in the prior year. The decrease is due to lower outstanding borrowings.

         The net income for the three-month period ended July 25, 1999 amounted to $43,000, an increase of $141,000, compared with net loss of $98,000 for the same period in the prior year.

         Management has determined that, based on the Company's historical losses from recurring operations, the Company will not recognize its net deferred tax assets at July 25, 1999. Ultimate recognition of these tax assets is dependent, to some extent, on future revenue levels and margins. It is the intention of management to assess the appropriate level for the valuation allowance each quarter.

         The contract process in which products are offered for sale is generally set before costs are incurred, and prices are based on estimates of the costs, which include the anticipated impact of inflation.

         The Company's backlog of funded orders not yet recognized as revenue at July 25, 1999 was approximately $4,245,022. At September 2, 1999, the backlog was approximately $4,047,761. Approximately 75% of the September 2, 1999 backlog is expected to be delivered during the next twelve months.

                 FISCAL YEAR 1998 COMPARED WITH FISCAL YEAR 1997

         Sales for the year ended October 25, 1998 were $7,742,000, a decrease of $9,055,000 or 54%, compared with sales of $16,797,000 in the prior fiscal year. Sales of defense and defense related products decreased $8,594,000, while other sales decreased by $461,000. Sales for fiscal 1998 were adversely impacted by lower than anticipated orders from the Department of Defense and prime contractors, the Company's decision not to accept orders for single or low quantity orders with substantial development costs, the Company's decision to relocate its manufacturing operations to Florida, and the time required for new manufacturing and supervisory personnel to learn to produce efficiently the Company's products.

         Cost of sales for fiscal 1998 was $5,570,000 (72% of sales), a decrease of $7,831,000 or 58%, compared with $13,401,000 (80% of sales) for the prior fiscal year. In the current year, cost of sales was favorably impacted by lower direct labor costs in the Company's Florida manufacturing operation compared to the Company's former manufacturing operation in California. In the prior year, cost of sales as a percentage of sales was unfavorably impacted by four contracts that were begun prior to October 1996 that lost $1,060,000, the $524,000 reserve taken for excess and obsolete inventory, and $275,000 in severance benefits in connection with the Company's relocation of its manufacturing operations to Florida.

         Research and development expenses were $544,000 for fiscal 1998, an increase of $201,000 or 59%, compared with $343,000 for fiscal 1997. The increase is primarily due to the continuing development costs of the Company's new family of industrial printers.

         Selling, general and administrative expenses for fiscal 1998 were $4,373,000 (56% of sales), a decrease of $1,297,000, or 23%, compared with $5,670,000 (34% of sales) for the prior fiscal year. The decrease was the result of lower defense-related marketing expenses, lower plant and facility expenses and lower administrative and support staff expenses throughout the Company. This reduction was partially offset by an increase in audit and legal fees for 1998.

         Net interest expense amounted to $518,000 for the year ended October 25, 1998 compared with net interest expense of $474,000 for fiscal 1997. This increase is due to higher outstanding borrowings.

         The net loss for the year ended October 25, 1998 amounted to $3,270,000, an increase of $169,000 or 5%, compared with net loss of $3,101,000 for the prior fiscal year.

         Management has determined that, based on the Company's historical losses from recurring operations, the Company will most likely not recognize its net deferred tax assets at October 25, 1998. Ultimate recognition of these tax assets is dependent, to some extent, on future revenue levels and margins. It is the intention of management to assess the appropriate level for the valuation allowance each quarter.

         The Company utilizes various computer software packages as tools in running its accounting operations. Management plans to replace the current software with a software package better suited to support its current and future business needs. Management has selected the appropriate software package and anticipates completing implementation by November 1, 1999. The Company believes that it has a prudent approach in place to address these issues. The approach includes: an assessment of internal programs and equipment; communication with major customers and vendors with respect to the state of readiness of their systems; an evaluation of facility related issues and the development of a contingency plan. This approach is designed to maintain an uninterrupted supply of goods and services to/from the Company. The Company is incorporating the Y2K computer programming language into its choice of an appropriate software package. The Company does not believe the investment required for its mainframe and critical hardware equipment to be Y2K compliant will be significant.

         The Company is in a continuous process of communicating with its major customers and suppliers. This contact is designed to determine systems compatibility and compliance. The Company has been assured by its major suppliers that there will be no disruption in the delivery of goods and services. The Company believes that adequate resources are available for the supply of its raw materials and facility related equipment will be operational.

         The Company continues to assess the risks associated with program failures and will develop a formal contingency plan with its business partners to address specific risks. The failure to correct a material Y2K problem could result in an interruption in normal business activity. The Company's plan is expected to significantly reduce the risk associated with the Y2K issue. However, due to the inherent uncertainty of the Y2K issue and dependence on third-party compliance, no assurance can be given that potential Y2K failures will not adversely effect the Company's operations, liquidity and financial position.

         The contract process in which products are offered for sale is generally set before costs are incurred, and prices are based on estimates of the costs, which include the anticipated impact of inflation.

LIQUIDITY AND CAPITAL RESOURCES

         In August, the Company completed a private financing of $2,300,000 through the sale of 12% Subordinated Convertible Secured Notes Due August 2000. A portion of the purchase price for the Notes included the tender back to the Company and retirement of $600,000 of the Company's 10% Senior Subordinated
Secured Debentures, and $150,000 of the Company's 10% Bridge Notes. The remaining

$1,550,000 was received in cash. The Company is using the cash proceeds from the sale of the Notes to fund working capital.

         Subsequent to the end of the quarter, the Company established a $1,500,000 revolving line of credit with Branch Bank, which accrues interest at a variable rate equal to the Branch Bank's Prime Rate plus 0.5%. The Line of Credit is secured by the assets of the Company and guarantees by two guarantors in the aggregate amount of $1,500,000 that are secured by letters of credit issued on the account of each of the guarantors. The Company recently applied a portion of the proceeds of its line of credit to fund the payment of the remaining $750,000 in principal amount outstanding of its 10% Senior Subordinated Secured Debentures in default, plus accrued interest thereon, and expects to continue to use the proceeds of the line of credit hereinafter to fund working capital.

         The Company's working capital and current ratios at July 25, 1999, and at the end of fiscal year 1998, were $4,523,000 and $3,570,000, and 2.2 and 1.6 respectively.

         Management believes that the Company must make approximately $100,000 of capital expenditures (including capitalized leases) during the remainder of fiscal 1999. The Company's other principal commitments for fiscal year 1999 include principal and interest payments on loans and subordinated debt. Management expects to finance the capital expenditure requirements and other commitments using a portion of the proceeds of its revolving line of credit.

         The Company utilizes various computer software packages as tools in running its accounting operations. Management plans to replace the current software with a new version which is better suited to support its current and future business needs. The approach includes: an assessment of internal programs and equipment; communication with major customers and vendors with respect to the state of readiness of their systems; an evaluation of facility related issues and the development of a contingency plan. This approach is designed to maintain an uninterrupted supply of goods and services to/from the Company. The Company is incorporating Year 2000 ("Y2K") compliant computer programming language into its software package. The Company does not believe the investment required for its mainframe and critical hardware equipment to be Y2K compliant will be significant.

         The Company is in a continuous process of communicating with its major customers and suppliers to determine Y2K systems compatibility and compliance. The Company has been assured by its major suppliers that there will be no disruption in the delivery of goods and services. The Company believes that adequate resources are available for the supply of its raw materials and facility related equipment will be operational.

         The Company continues to assess the risks of Y2K associated program failures and will develop a formal contingency plan with its business partners to address the specific risks. The failure to correct a material Y2K problem could result in an interruption in normal business activity. The Company's plan is expected to significantly reduce the risk associated with the Y2K issue. However, due to the inherent uncertainty of the Y2K issue and dependence on third-party compliance, no assurance can be given that potential Y2K failures will not adversely effect the Company's operations, liquidity and financial position.

                                    BUSINESS

         Datametrics Corporation was incorporated in California in October 1962 and was reincorporated in Delaware in April 1987. We design, develop and sell high-speed color printers, high-resolution non-impact printer/plotters and ruggedized computers, printers and workstations for government/defense and industrial markets. We pioneered the development of high-speed, non-impact printers for tactical military applications. Our current product line includes printers, printer/plotters and ruggedized computers and workstations with diverse capabilities ranging from stringent military specifications to varying commercial standards.

COMPANY BACKGROUND

         The Company's current product line includes printers, printer/plotters and ruggedized computers and workstations with diverse capabilities ranging from stringent military specifications to varying commercial standards. The Company pioneered the development of high-speed, non-impact printers for tactical military applications. At present, ruggedized printers remain the Company's core product line, and the U.S. government (or the prime contractors to the U.S. government) remains its largest source of revenue. Building from this base, the Company has developed and manufactured other high-performance, high-reliability electronics communications equipment for aerospace, defense, industrial and commercial markets.

         Over the past several fiscal years, we have been significantly impacted by market changes in the DoD. DoD budget forecasts indicate that overall funding will continue to decrease for the foreseeable future. Our primary response to these adverse defense market conditions has been to develop and aggressively pursue industrial and international opportunities for our ruggedized printers and electronic communications equipment, expand our core ruggedized product line and explore opportunities and strategic alliances for our high-speed digital color printer products.

DEFENSE PRODUCTS

         We design, develop, manufacture and sell military specification ("mil-spec") and ruggedized computers, workstations and printers for use in DoD applications. Our products sold into the DoD markets can be categorized into three basic groups: mil-spec printers, ruggedized computers, and ruggedized printers. For the fiscal year ended October 25, 1998, approximately 71% of our revenues were derived from DoD business, including contracts with U.S. government contractors as well as the DoD itself.

         Mil-spec products are designed specifically to meet military requirements and must meet the stringent requirements for operation in adverse environments, including shock, vibration, extreme temperatures and, in some cases, nuclear radiation. Being so designed, these products are more reliable and significantly more expensive than ruggedized or industrial products (products designed for benign environments as are experienced in commercial applications). Industrial products can be used in selected military environments and are significantly less expensive than the mil-spec products. The broader intermediary category includes the ruggedized products which are generally configured to operate in some adverse environments but do not meet full mil-spec requirements.

         Military Printers. We manufacture a wide range of printers which are categorized as either mil-spec or ruggedized. These printers utilize thermal printing, impact printing and laser printing technologies. These printers are purchased and utilized by the DoD as well as by companies and organizations which manufacture, sell or use data processing or data communications systems that require "hard copy" printouts. Our products are incorporated into these systems. The military printers are more reliable than conventional commercial printers and are designed to work in severe environmental applications. The design and component selection allow the Company's printers to withstand certain adverse effects of dirt and grime, corrosion, droppage, bullets, moisture, extremes in hot and cold temperature, and in some cases, nuclear radiation. In connection with the U.S. government military peripheral standardization programs, the DoD has approved and assigned nomenclature (military identification) to standard computer peripherals for its defense systems. Several of our printers have been included in this standardization program, enabling the armed services to select our printers for new systems without incurring the expense of developing new printer documentation for each system. We believe that the inclusion of our printers in this standardization program influenced the purchase of our printers on several defense programs.

         Our high-resolution thermal printers utilize a thermal direct imaging method of printing. In the past, printers utilizing the thermal printing process generally could not meet the specifications required in certain rigorous environments. Due to technological improvements, thermal printers can now be built to operate in adverse environments while providing quiet and reliable printing operations. We have developed a low cost impact printer as well as a ruggedized laser printer which are targeted at the low end of the severe environment market. These ruggedized products utilize commercial components, some industrial (high-reliability, military rated) components, and are encased in a rugged case to withstand moderately severe environments.

         We have experienced the highest sales volume of full mil-spec printers with our DmC 1600 printer/plotter. These printers are used for the U.S. Navy's Tactical Flag Command Center ("TFCC"). The TFCC system provides the hard copy data utilized by the Fleet Commander when tactical decisions are required during crisis situations. The TFCC system is proposed for most of the Navy's nuclear super aircraft carriers and cruisers. In addition, the DmC 1600's are used for the U.S. Navy standard display consoles that are utilized on virtually every fighting ship in the fleet. This printer is qualified for the Navy's rigorous environmental standards. A special version of the DmC 1600 printer is being used for the U.S. Army REGENCY NET secure communications systems, the U.S. Navy's on-board anti-submarine warfare training program, and the MILSTAR Communications Satellite Program, the DoD's global communications system.

         Our DmC 1901 Model, a high resolution color printer/plotter, is also used by the U.S. Navy. This product line utilizes the thermal transfer process to produce high-resolution, full color images on plain paper. The thermal transfer technology used in the DmC Series 1901 differs from the direct imaging thermal process in that it uses plain paper and a multi-colored ribbon instead of direct imaging paper. These products provide between 40,000 and 90,000 pixels (picture elements) per square inch and up to 16,000,000 colors, shades or tones. This printer is used by the U.S. Navy for utilization within a number of Aegis subsystems. The military color printer market has been slow to develop due to cost considerations; however, we have developed a new lower cost ruggedized printer which we believe should enjoy higher sales.

         Ruggedized Computers. Our ruggedized products combine environmental and mechanical engineering technology with computer technology to produce products that perform identically to commercial counterparts, but are able to operate in adverse environments. We offer ruggedized versions of computer devices and peripherals encased in shock, vibration and temperature resistant housing for products of equipment manufacturers such as Hewlett-Packard Company, Silicon Graphics Inc., and Sun Microsystems Inc. This process often requires us to design and manufacture cases, controls, backplanes and power supplies. These products require much shorter development and testing periods than mil-spec products. As such, these products allow the military to deploy state-of-the-art computer technology rapidly, at a price greatly reduced from full mil-spec systems. These timing and price factors are responsive to current U.S. government trends.

         A substantial portion of our ruggedized products revenue is derived from the sale of workstations into the international marketplace. Workstations have been sold into the Japanese P-3 maritime patrol aircraft program. Other sales have been to France, Italy and Israel. This marketplace continues to be active for these products.

         International Military. We believe that international markets offer promising growth opportunities for our high-end monochrome and color printers and ruggedized printer, computers and workstations. As the U.S. government funding continues to decrease, other countries are increasing their military budgets, specifically in the Pacific Rim. These countries are assuming more of the burden of their defense roles as the U.S. military reduces its presence. We continue to be aggressive in the international marketplace, although there is greater inherent risk.

SIGNIFICANT CUSTOMERS AND MATTERS CONCERNING DOD BUSINESS

         Most of our customers are the DoD and prime contractors under programs funded by the DoD. For the fiscal years ended October 25, 1998 and October 26, 1997, direct and indirect DoD business represented approximately 71% and 67%, respectively, of our revenues. Because our products are intended to function as subsystems, they are sold to customers which manufacture, sell or use data processing or data communication systems which involve a processing, printing, recording or data entry function for which our products are suited. While we may be a subcontractor on a government program with an aggregate budget of billions of dollars extending over as much as a ten-year period, our share of the budget for any major program is relatively small.

         In the fiscal year ended October 25, 1998, our three largest customers in sales, the U.S. government 23.7%, Raytheon 22.3% and Lockheed Martin 18.9% accounted for an aggregate of 64.9% of total sales. The loss of any one of these customers could have a material adverse impact on our results of operations and financial condition.

         In the fiscal year ended October 26, 1997, our five largest customers in sales, Lockheed Martin (15.7%), U.S. government (13.7%), GTE (12.5%),
Computing Devices Canada (10.9%) and Digital Equipment Corporation (10.8%), accounted for an aggregate of 64% of total sales.

         Companies which are engaged primarily in supplying equipment and services, directly or indirectly, to the U.S. government are subject to special risks including dependence on government appropriations, termination without cause, contract renegotiation and competition for the available DoD business. Over the past several years, we have been significantly impacted by market changes in the DoD. DoD budget forecasts indicate that overall funding will continue to decrease for the foreseeable future.

         Our DoD related contracts provide for the right to audit our cost records and are subject to defective pricing regulation. We do not believe that we have any material exposure of this sort on any such contracts. Accordingly, no provisions have been made in our accounts in connection with defective pricing regulation.

HIGH-SPEED COLOR DIGITAL PRINTER

         In fiscal 1994, we began an intensive program to develop a high-speed color digital printer for the short- run production printer market. After significant development and marketing costs, coupled with limited market success, in October 1996 we idled and subsequently ceased all manufacture and marketing of our CYMax product line to permit a comprehensive strategic and operational feasibility study of our overall concurrent transfer imaging ("CTI") technology and potential applications. Following the completion of the strategic and operational feasibility study, we introduced a new family of five industrial and government/defense high-speed concurrent thermal transfer printers on July 21, 1997. Our new family of medium and wide format printers includes the Harrier
(TM), the Condor (TM) I and the Condor (TM) II for industrial customers, and the Cobra (TM) I and Cobra (TM) II for government/defense customers.

         The Harrier (TM), Condor (TM) series and Cobra (TM) series of print engines are robust, rugged, high-performance printers which incorporate a wide range of our newly-developed technological capabilities in the area of thermal transfer printing.

CERTAIN MARKET CONSIDERATIONS

         The markets we serve are characterized by rapid technological advances, downward price pressure in the marketplace as technologies mature, changes in customer requirements and frequent new product introductions and enhancements. Our business requires ongoing research and development efforts and expenditures, and our future success will depend on our ability to enhance our current products, reduce product costs and develop and introduce new products that keep pace with technological developments in response to evolving customer requirements. Any failure to anticipate or respond adequately to technological developments could result in a loss of anticipated future revenues and impair our competitiveness.

SERVICE

         Pursuant  to   maintenance   agreements,   repair  orders  or  warranty
provisions, we generally service our printers at our facility. In-house, non-warranty repairs and maintenance service provided 3.3% and 4.9% of our sales in fiscal 1998 and 1997, respectively. For both military and commercial products, our standard warranty period is ninety days, although longer warranty periods are available at customer request for an additional charge.

         Sales of spare parts for our products amounted to 18.1% and 17.8% of fiscal 1998 and 1997 revenue, respectively. We also sell documentation, such as handbooks, operational manuals, schematics and other technical data to assist its customers in maintaining their own equipment.

COMPETITION

         We compete in each of our target markets against other companies, many of which have substantially greater financial, technical, marketing, distribution and other resources than we have. The principal competitive factors in the markets in which we participate are image quality, product performance and price.

         In domestic and international defense markets, our principal competitors are D.S. Technologies Inc., and Miltope Group Inc. In addition, many airborne electronic data processing and communications prime contractors have the capability of manufacturing military and airborne products, and several such companies do presently manufacture products performing functions similar to our products. In almost all cases, these companies have substantially greater financial and technological resources than we have. In certain applications, our printers are higher in price than those of our competitors, and many of our competitors have more experience in the markets for lower-cost military printers than we do. We believe, however, that our printers usually perform at higher speed and with greater reliability in extreme environments.

INTELLECTUAL PROPERTY RIGHTS

         It is our policy to obtain appropriate proprietary rights protection for any potentially significant new technology we have acquired or developed. We have a trademark registration covering our "DmC" (R) logo and for the Harrier
(TM) products, and have applied for registration for the Condor (TM) mark. We have been granted two U.S. patents relating to our high-speed color digital printer technology. We also have several U.S. patent applications pending relating to our high-speed color digital printer. There can be no assurance, however, that any patents will be granted pursuant to these various applications in the U.S. and abroad.

         In addition, we rely on copyright and trade secret laws to protect proprietary rights. We attempt to protect our trade secrets and other proprietary information through agreements with customers and suppliers, proprietary information agreements with our employees and consultants and other similar measures. There can be no assurance, however, that we will be successful in protecting trade secrets and other proprietary information.

         While we believe that our trademarks, patents, patent applications, and other proprietary know-how have significant value, changing technology makes our future success dependent principally upon our employees' technical competence and creative skills for continuing innovation.

RESEARCH AND DEVELOPMENT ACTIVITIES

         We are involved in both Company-sponsored and customer-sponsored research and development. In the latter case, customers contract directly for such activities. The customer-sponsored research and development primarily consist of non-recurring engineering costs relating to production contracts. In addition to design technology, this non-recurring engineering includes development of maintenance and operator manuals, drawings, reliability and maintainability analysis, technical design audits and data required to support field repairs. Such costs do not qualify as research and development costs as defined by Financial Accounting Standards Board Statement No. 2, and accordingly, have not been disclosed as such in our financial statements. We spent approximately $284,000 and $498,000 on research and development during the nine months ended July 25, 1999 and July 26, 1998, respectively. The decrease in expenditures is due to the completion of substantially all of the research and development required for the Company's new line of industrial color printers.

EMPLOYEES

         As of September 14, 1999 we employed 95 persons on a full-time basis, compared to 85 persons on a full-time basis as of September 14, 1998. None of our employees are represented by a union or are subject to a collective bargaining agreement.

OTHER MATTERS

         Our business is not seasonal.

         Our manufacturing operations are subject to various federal, state and local laws, including those restricting or regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment. We are not involved in any pending or threatened proceedings which would require curtailment of, or otherwise restrict, our operations because of such regulations. Compliance with applicable environmental laws has not had a material adverse effect on our business, financial condition or results of operations.

PROPERTIES

         Our operations are conducted from a 43,000 square foot manufacturing facility in Orlando, Florida, purchased in December 1997 for $899,000. In connection with the acquisition of this property, we obtained a mortgage loan in the amount of $975,000, which included approximately $76,000 to be used for building improvements. We completed our move to Florida during February 1998. A 6,600 square foot facility located in Calabasas, California was leased and opened in November 1997. This facility houses our technology center. The lease is for a three year term through October 2000. In April 1998, we leased a 5,400 square foot office in Florham Park, New Jersey in which our corporate offices are located. The lease provides for a five year term through March 2003. We believe that the rents for the leased properties are reasonable and that these facilities are suitable and adequate for our current needs.

LEGAL PROCEEDINGS

         For a description of legal proceedings, refer to the section of this Prospectus entitled "Litigation" under the heading "Risk Factors" on page 4.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         Management is vested in our Board of Directors and officers. The Board of Directors is divided into three classes with two members in Class I, two members in Class II and two members in Class III. Each class is elected for a term of three years. At each annual meeting, shareholders elect Directors to succeed those Directors in the class whose term expires at that annual meeting. Each newly elected Director holds office until the third succeeding annual meeting and until the election and qualification of his or her successor. The officers of the Company hold office at the discretion of the Board of Directors.

         The Board of Directors and executive officers of the Company and their respective ages are set forth in the table below. Also provided is a brief description of the business experience of each Director and executive officer during the past five years and an indication of directorships (if any) held by each Director in other companies subject to the reporting requirements under the Federal securities laws.


NAME                     AGE     POSITION(S) HELD

Daniel P. Ginns           49     Chairman of the Board of Directors, Chief
                                 Executive Officer and Secretary
Adrien A. Maught, Jr.     49     Director, Chief Operating Officer and President
Douglas S. Friedenberg    46     Director
John W. O'Leary           63     Director
Richard J. Love           66     Director
William B. Pandos         39     Chief Financial Officer and Treasurer
James D. Sturgeon, Jr.    65     Vice President, Marketing
Vincent J. Cahill         52     Director

BUSINESS EXPERIENCE

         DANIEL P. GINNS has been the Chairman of the board of directors and Chief Executive Officer of the Company since October 1996, and Secretary of the Company since February 1997. Mr. Ginns is also a Director of StarBase
Corporation, a company whose shares are quoted on The Nasdaq SmallCap(sm) Market. From 1989 to 1996, Mr. Ginns was President of Belmont Capital, Inc., a management and financial advisory firm.

         ADRIEN A. MAUGHT, Jr. has served as Chief Operating Officer of the Company since February 1998, as President since January 1997 and as a director since October 1996. As of the date of this prospectus, Mr. Maught is on medical leave. Mr. Maught was the Interim Chief Financial Officer of the Company from October 1996 until April 1997. From 1992 to 1997, Mr. Maught was the President of the Adrien A. Maught Company, an industrial real-estate and management consultant firm.

         DOUGLAS S. FRIEDENBERG has been a director of the Company since October 1996. Mr. Friedenberg has also been President of Firebird Capital Management, a manager of hedge funds, since 1993. From July 1991 through March 1993, Mr. Friedenberg was the President of Unicorn Capital Management, a hedge fund manager. Mr. Friedenberg is a Director of Stratford Acquisition Corp., a company whose shares are listed on the OTC Bulletin Board.

         JOHN W. O'LEARY has been a director of the Company since January 1999. Mr. O'Leary was the President and Chief Executive Officer of International Imaging Materials, Inc., a subsidiary of Paxar Corporation from 1984 to 1998. He is Chairman of the Board of AIM(R) USA and also serves on the board of directors of Marine Midland Bank, Rochester Region and the United Way of Rochester.

         RICHARD J. LOVE has been a director of the Company since December 1998. Mr. Love is currently a principal of RJL Capital Management of Santa Barbara, California, an investment management firm. From 1973 to 1998, Mr. Love served as an investment counselor, then senior partner, of Loomis, Sayles & Co.

         WILLIAM B. PANDOS has served as Chief Financial Officer and Treasurer of the Company since December, 1998. From 1988 to 1998, Mr. Pandos served as
Vice President and Treasurer of Standard Uniform, Inc., headquartered in Irvington, New Jersey.

         JAMES D. STURGEON, Jr. has served as Vice President, Marketing of the Company since February, 1998. Mr. Sturgeon served as Chief Operating Officer of the Company from April 1997 to February 1998, Vice President, Manufacturing Operations of the Company from April 1992 until April 1997 and Vice President, Operations of the Company from February 1989 until April 1992.

         VINCENT J. CAHILL has been a Director of the Company since April 1999. Since 1978 Mr. Cahill has been a consultant to The Colorworks, a screen printing and graphic imaging firm. Since 1996 he has served as a consultant to IT Strategies, a consulting company servicing the digital printing industry. Mr. Cahill is also a member of Newhill Technologies, LLC, which has pioneered development of digital technology for printing on ceramics and glass, and since 1998 has worked with Specialty Materials and Graphic Solutions, a firm which imports "thermo-weldable" printing materials. Mr. Cahill has written extensively on digital printing and graphic imaging as a contributing editor to Impressions Magazine and a writer for Screen Printing Magazine.

EXECUTIVE COMPENSATION

         The following table shows, for the fiscal years ended October 25, 1998, October 26, 1997 and October 27, 1996, the compensation earned by (i) the current Chief Executive Officer of the Company and (ii) the two executive officers of the Company who were serving as executive officers at the end of fiscal year 1998 and who received total annual salary, bonus and other compensation in excess of $100,000 during fiscal year 1998 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                             LONG-TERM COMPENSATION

                  ANNUAL COMPENSATION                                          AWARDS                      PAYOUTS


                                                            OTHER           RE-
                                                           ANNUAL         STRICTED       SECURITIES                     ALL OTHER
NAME AND                                                   COMPEN-         STOCK         UNDERLYING        LTIP          COMPEN-
PRINCIPAL                                                  SATION         AWARD(S)      OPTIONS AND       PAYOUTS         SATION
POSITIONS            YEAR    SALARY        BONUS(S)        ($)(3)           ($)         WARRANTS (#)        ($)            ($)
--------------       ----    ------        --------        ------         --------      ------------      -------       --------
Daniel P. Ginns,     1998    252,681       ---            32,000(4)      10,000(5)       50,000            ---            ---
Chief Executive      1997    261,035(1)    24,000         27,000(4)      10,000(5)       50,000            ---            ---
Officer,             1996    17,500        ---            ---            ---            715,000            ---            ---
Secretary and
Chairman of the
Board of
Directors
Adrien A.            1998    200,891       ---            12,500(4)      10,000(5)      ---                ---            ---
Maught, Jr.          1997    210,901(2)    21,500         7,500(4)       10,000(5)       50,000            ---            ---
President and        1996    13,500        ---            ---            ---            515,000            ---            ---
Director
James D.             1998    124,905       ---            ---            ---            ---                ---            ---
Sturgeon, Jr.,       1997    123,882       ---            ---            ---              1,750            ---            ---
Vice President,      1996    118,646       ---            ---            ---             10,000            ---            ---
Marketing


(1) Includes related party payments of $72,250 for fees paid to Belmont Capital Inc. for consulting services prior to becoming an employee of the Company.
(2) Includes related party payments of $45,750 for fees paid to Belmont Capital Inc. for consulting services prior to becoming an employee of the Company.
(3) Does not include perquisites to each of the Named Executive Officers that did not exceed the lesser of $50,000 or 10% of the total salary and bonus for such officer.
(4)      Directors fees.

(5) Restricted stock awarded in lieu of fees for attendance of certain meetings of Directors.

                    OPTION/WARRANT GRANTS IN LAST FISCAL YEAR

         The following table provides information concerning individual grants of Warrants made during the fiscal year ending October 25, 1998 to each of the Named Executive Officers. None of the shares of the Common Stock underlying these Warrants are being registered hereby. No stock options or stock appreciation rights were granted during fiscal 1998.

                                                         % of Total
                             Number of Securities      Warrants Granted
     Named Executive         Underlying Warrants        to Employees in      Exercise or Base
         Officer                 Granted (#)              Fiscal Year          Price ($/Sh)          Expiration Date
     ---------------         --------------------      -----------------     ----------------        ---------------
Daniel P. Ginns                   50,000 (1)                  20%                  $1.81                 10/27/02
Adrien A. Maught, Jr.             50,000 (1)                  20%                  $1.81                 10/27/02
James D. Sturgeon, Jr.               ----                    ----                  ----                    ----


(1) Represents warrants to purchase 50,000 shares of Common Stock of the Company granted on October 27, 1997, which are part of an aggregate
         150,000 warrants issued to executive officers and Directors of the Company during fiscal 1998 as compensation for arranging financings.

AGGREGATE OPTION/WARRANT EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/WARRANT VALUES

         The following table provides information with respect to the Named Executive Officers regarding the exercise of options/Warrants during the fiscal year ended October 25, 1998 and unexercised options/Warrants held as of the end of the fiscal year ended October 25, 1998. No stock appreciation rights were exercised during fiscal year 1998 or were outstanding at the end of fiscal year 1998.

                              NUMBER OF SECURITIES
                       SHARES                               UNDERLYING UNEXERCISED              VALUE OF UNEXERCISED IN-THE-
                      ACQUIRED           VALUE            OPTION/WARRANTS AT OCTOBER              MONEY OPTIONS/WARRANTS AT
                         ON            REALIZED                  25, 1998 (#)                        OCTOBER 25, 1998($)
      NAME          EXERCISE (#)          ($)             EXERCISABLE/UNEXERCISABLE               EXERCISABLE/UNEXERCISABLE
      ----          ------------       --------           ----------- -------------               ----------- -------------
Daniel P. Ginns           0                0              757,500 (1)      7,500                       0             0
Adrien A.                 0                0              557,500 (2)      7,500                       0             0
Maught, Jr.
James D.                  0                0               64,000 (3)        0                         0             0
Sturgeon, Jr.


Notes:
(1) Includes warrants to purchase 700,000 shares of common stock issued in connection with Mr. Ginns' employment agreement, warrants to purchase 50,000 shares of common stock issued on October 27, 1997 as compensation for arranging financings, and 7,500 non-qualified stock options that are presently exercisable as of October 25, 1998 pursuant to a grant of 15,000 non-qualified stock options in October 1996, which options vest over a period of 16 fiscal quarters.

(2) Includes warrants to purchase 500,000 shares of common stock issued in connection with Mr. Maught's employee agreement, and warrants to purchase 50,000 shares of common stock issued on October 27, 1997 as compensation for arranging financings, and 7,500 non-qualified stock options that are presently exercisable as of October 25, 1998 pursuant to a grant of 15,000 non-qualified stock options in October 1996, which options vest over a period of 16 fiscal quarters.

(3) Includes (i) 4,000 shares of Common Stock subject to Incentive Stock Options that are presently exercisable and expire in February 2000,
         (ii) 10,000 shares of Common Stock subject to Incentive

         Stock Options that are presently exercisable as of October 25, 1998 and expire in December 2000, (iii) 10,000 shares of Common Stock subject to Incentive Stock Options that expired in December 1998, and (iv) 40,000 shares of Common Stock subject to Incentive Stock Options that expired in March 1999.

EMPLOYMENT CONTRACTS AND CHANGE IN CONTROL AGREEMENTS

         In January 1997, we entered into employment agreements with Mr. Ginns to be our Chief Executive Officer of the Company, and with Mr. Maught to be our President. Each of these agreements currently terminates on December 31, 2002, but automatically renews for five years on January 1 and July 1 of each year so that the remaining term of each agreement will not be less than four and one-half years from the time of renewal. Under these agreements, Mr. Ginns and Mr. Maught are paid an initial annual base salary of $240,000 and $215,000, respectively. For each calendar year commencing with the calendar year beginning January 1, 1998, the base salary under these agreements is adjusted by the greater of 3% or a percentage equal to the percentage change in the Consumer Price Index for the year then ended from the prior calendar year. In addition to the base salary, the Compensation Committee of the Board of Directors may, in its sole discretion, pay a performance-based bonus to Mr. Ginns or Mr. Maught in any year during the term of their respective agreements.

         We have the right to terminate Mr. Ginns' or Mr. Maught's employment without cause at any time, provided, however, that Mr. Ginns and Mr. Maught each shall be entitled to payment of his base salary for a period equal to the greater of one year from the date of termination or the remainder of the employment agreement; and we shall continue to provide to each such executive
(and each member of his immediate family) all benefits provided by the employment agreement. In addition, upon termination in connection with a certain change in control of the Company, Mr. Ginns and Mr. Maught each shall be entitled to a cash payment equal to the lesser of three years' base salary or the maximum amount which would not result in any portion of such payment being subject to the excise tax under Section 4999 of the Internal Revenue Code.

         In connection with these employment agreements, we granted Mr. Ginns and Mr. Maught Warrants to purchase up to 700,000 and 500,000 shares, respectively, of the Company's Common Stock at a purchase price of $2.00 per share. The Warrants provide for increase in the amount of Warrants issued under certain circumstances to protect against antidilution. All of these Warrants are immediately exercisable and have a term of five years. Upon renewal of the employment agreement, the five-year term of the Warrants is automatically renewed, commencing with the date of the employment agreement.

         We know of no arrangement among Stockholders which may result in a change of control of the Company.

DIRECTOR COMPENSATION

         As Chairman of the Board of Directors, Daniel P. Ginns is entitled to an annual retainer fee of $32,000. All other Directors are entitled to receive an annual retainer fee of $12,500. In addition, each Director serving as Chairman on any committee of the Board of Directors is entitled to receive $1,600 for each committee meeting attendance, and all other Directors who are committee members are entitled to receive $800 for each committee meeting attendance. Pursuant to a written resolution of the Board of Directors, the Company has agreed to issue 10,000 shares of Common Stock to each Director in lieu of fees for committee participation. Accordingly, the Company has issued 10,000 shares to each Director during fiscal years 1997, 1998 and 1999 in lieu of fees for committee participation during each of those fiscal years, and the Company expects to continue issuing such shares of Common Stock in the future. These shares of Common Stock are restricted shares and may not be offered or sold unless registered under the Securities Exchange Act of 1933, as amended, or pursuant to an exemption therefrom.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Since the fiscal year ended October 25, 1998, certain of our executive officers and Directors have engaged in transactions with us from time to time. Except as set forth below, these transactions involved (i) the purchase of our Common Stock and Warrants to purchase Common Stock in connection with various private placements on terms and conditions no different than those afforded to other investors, or (ii) amounts not exceeding $60,000.

         o On April 14, 1999, we borrowed $50,000 from Daniel P. Ginns, our Chief Executive Officer, which principal amount was repaid in full on April 15, 1999.
         o On April 27, 1999, we borrowed $30,000, from a member of the immediate family of Daniel P. Ginns, which principal amount was repaid in full on April 28, 1999.
         o On April 20, 1999, we borrowed $50,000 from Daniel P. Ginns, which principal amount was repaid in full on May 24, 1999.
         o On June 15, 1999, we borrowed $50,000 from Daniel P. Ginns, which principal amount was repaid in full on August 2, 1999.

         During the fiscal year ending October 25, 1998, we paid $371,225 and $450,000 for liability and medical insurance, respectively, to Arthur A. Watson & Co., Inc., an entity of which Stephen Gass, a Director of the Company during fiscal 1998, is an Executive Vice President and stockholder. Management believes that these payments did not exceed amounts that a similarly situated computer and office equipment manufacturing company would reasonably expend for liability and medical insurance in an arms-length transaction. Mr. Gass resigned from the Board of Directors of the Company in July 1998.

                            DESCRIPTION OF SECURITIES

         The Certificate of Incorporation of Datametrics Corporation, as amended, authorize the issuance of up to 40,000,000 shares of Common Stock having a par value of $.01 per share and 5,000,000 shares of Preferred Stock having a par value of $.01 per share. As of the date of this prospectus, we have 19,007,227 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

COMMON STOCK

         Of the 12,753,380 shares of Common Stock being registered hereunder, 3,874,479 shares of Common Stock were issued to the Selling Shareholders in private transactions; 6,578,901 shares of Common Stock are issuable upon the exercise of the Warrants; and 2,300,000 shares are issuable upon the conversion of the Convertible Notes.

         Each share of Common Stock entitles the holder thereof to vote on all matters submitted to a vote of the stockholders. Since the holders of Common Stock do not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect on an annual basis the entire class of Directors then standing for election and holders of the remaining shares by themselves cannot elect any Directors. The holders of Common Stock have no preemptive rights or rights to convert their Common Stock into other securities. Holders of Common Stock are entitled to receive ratably such dividends as may be declared in respect of the Common

Stock by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock have the right to a ratable portion of the assets remaining after payment of liabilities. All shares of Common Stock outstanding are and the shares of Common Stock to be sold in this Offering will be, when issued, fully paid and non-assessable.

DIVIDENDS POLICY

         We have never declared or paid a dividend on our Common Stock, and management expects that future earnings will be retained for operations and for expansion or development of business. Whether we will pay dividends in the future will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements and surplus, our general financial condition, restrictive covenants in loan or other agreements to which we may be subject, and such other factors as the Board of Directors may deem to be relevant, including the desirability of cash dividends to stockholders.

TRANSFER AGENT

         Chase Mellon Shareholder Services, LLC, 85 Challenger Road, Ridgefield Park, New Jersey 07660 serves as transfer agent for our Common Stock.

         SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of July 31,1999 by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company, and (iv) all executive officers and directors of the Company as a group.


                                            AMOUNT OF          PERCENT OF SHARES
             BENEFICIAL OWNER                SHARES           BENEFICIALLY OWNED
                                           BENEFICIALLY
                                              OWNED
Daniel P. Ginns (1)                        840,312  (2)              4.4%
Douglas Friedenberg (1)                  1,093,142  (3)              5.8%
Adrien A. Maught (1)                       590,312  (4)              3.1%
John W. O'Leary (1)                         27,812  (5)               *
William B. Pandos (1)                            0                    *
James D. Sturgeon, Jr. (1)                  14,000  (6)               *
Richard Love (1)                           352,097  (7)              1.9%
Vincent J. Cahill(1)                        11,874  (8)               *
---------------------------------       ----------------      ----------------
All Executive Officers and Directors
as a Group (8 People)                    2,929,549                  15.4%

Headwaters Capital (9)                   2,000,000 (10)             10.5%
Robert London (11)                       1,460,000                   7.7%
Parker Quillen (12)                      1,198,966 (13)             6.30%
         *less than 1%

Notes:

     (1) The addresses of each of these persons is c/o Datametrics Corporation, 25B Hanover Road, Suite 3305, Florham Park, New Jersey 07932. The affiliation of each of these persons with the Company within the past three years is set forth in the section of this Prospectus entitled "Management."

     (2) Includes 700,000 shares of Common Stock underlying warrants presently exercisable at $2.00 per share; 50,000 shares of Common Stock underlying warrants exercisable at $1.00 per share; and 50,000 shares of Common Stock underlying warrants exercisable at $1.81 per share. Also includes 10,312 shares of Common Stock subject to non-qualified stock options presently exercisable at $1.25 per share. Excludes 4,688 shares of Common Stock subject to non-qualified stock options not exercisable during the next 60 days.

     (3) Includes 100,000 shares of Common Stock underlying warrants presently exercisable at $2.00 per share and 50,000 shares of Common Stock underlying warrants presently exercisable at $1.81 per share. Also includes 10,312 shares of Common Stock subject to non-qualified stock options presently exercisable at $1.25 per share. Excludes 4,688 shares of Common Stock subject to non-qualified stock options not exercisable during the next sixty (60) days. Also includes the holdings of each of the following, as to each of which Mr. Friedenberg exercises investment control: (a) Peter Sosnkowski IRA - 16,667 shares of Common Stock; (b) Firebird Overseas, Ltd.
     - 476,911 shares of Common Stock (including 80,002 shares of Common Stock underlying warrants presently exercisable at $1.50 per share); (c) Firebird Partners LP - 193,347 shares of Common stock; and (d) Euro-Dutch Company - 185,905 shares of Common Stock (including 23,334 shares of Common Stock underlying warrants presently exercisable at $1.50 per share).

     (4) Includes 500,000 shares of Common Stock underlying warrants presently exercisable at $2.00 per share and 50,000 shares of Common Stock underlying warrants presently exercisable at $1.81 per share. Also includes 10,312 shares of Common Stock subject to non-qualified stock options that are presently exercisable at $1.25 per share. Excludes 4,688 shares of Common Stock subject to non-qualified stock options not exercisable during the next 60 days.

     (5) Includes 2,812 shares of Common Stock subject to non-qualified stock options that are presently exercisable at $1.88 per share. Excludes 12,188 shares of Common Stock subject to non-qualified stock options not exercisable during the next 60 days.

     (6) Includes 10,000 shares of Common Stock subject to incentive stock options that are presently exercisable at $7.875 per share, and 4,000 shares of Common Stock subject to incentive stock options that are presently exercisable at $5.75 per share.

     (7) Includes 25,000 shares of Common Stock underlying Warrants presently exercisable at $1.00 per share, and 2,812 shares of Common Stock subject to non-qualified stock options that are presently exercisable at $1.94 per share. Excludes 12,188 shares of Common Stock subject to non-qualified stock options not exercisable during the next 60 days

     (8) Includes 1,875 shares of Common Stock subject to non-qualified stock options that are presently exercisable at $1.31 per share. Excludes 13,125 shares of Common Stock subject to non-qualified stock options not exercisable during the next 60 days.

     (9) The address of Headwaters Capital is 220 Montgomery Street, Suite 500, San Francisco, California 94965.

     (10) Includes 1,000,000 shares of Common Stock underlying warrants exercisable at the lesser of $1.35 per share or the "volume-weighted average price" (See the discussion under the heading "Description of Securities" in this prospectus).

     (11) The address of Robert London is 212 Aurora Drive, Montecito, CA 93108.

     (12) The address of Mr. Quillen is c/o Quilcap Corporation, 375 Park Avenue, Suite 1404, New York, New York.

     (13) Includes the holdings of each of the following, as to each of which Mr. Quillen exercises investment control: Little Wing LP - 637,392 shares of Common Stock underlying warrants presently exercisable at $1.50 per share; Little Wing Too LP - 68,856 shares of Common Stock underlying warrants presently exercisable at $1.50 per share; and Tradewinds Fund Limited - 492,718 shares of Common Stock underlying warrants presently exercisable at $1.50 per share.

We know of no arrangement which may result in a change in control of the Company.

                   SECURITY OWNERSHIP OF SELLING SHAREHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of July 31, 1999 by each Selling Shareholder.


                                                   SHARES            ISSUED           SHARES             SHARES            SHARES
                                                BENEFICIALLY        SHARES TO       SUBJECT TO       SUBJECT TO         BENEFICIALLY
                                                 OWNED PRIOR       BE SOLD IN        WARRANTS        CONVERTIBLE         OWNED AFTER
           SELLING SHAREHOLDERS                    TO THE              THE          TO BE SOLD       NOTES TO BE          OFFERING
                                                  OFFERING          OFFERING          IN THE         SOLD IN THE            (AND
                                                                      (1)           OFFERING         OFFERING (6)          PERCENT)
          ---------------------                  -----------       -----------     ------------      ------------         ----------
Robert S. London                                    1,269,930      1,269,930                                               0     (*)
SMG Overseas, Limited                              12,000 (2)                       44,000 (3)                             0     (*)
Michael Rich                                           30,000         30,000                                               0     (*)
Rich Family Partnership, LLC                      132,625 (2)        100,625        44,000 (3)                             0     (*)
Minette Rich                                           64,687         64,687                                               0     (*)
Michael Rich IRA                                      122,187        122,187                                               0     (*)
Minette Rich IRA                                       71,875         71,875                                               0     (*)
Fenwood Equities                                       16,667                       16,667 (3)                             0     (*)
Peter Wymann                                          106,667                       41,667 (5)           50,000           15,000 (*)
Peter Sosnkowski IRA (4)                              166,667                       66,667 (7)          100,000            0     (*)
Firebird Overseas, Ltd. (4)                           814,411        282,857       192,502 (8)          225,000          114,052 (*)
Firebird Partners, LP (4)                             131,347        119,747                                              11,600 (*)
Euro-Dutch Company (4)                                185,905        162,571        23,334 (3)                             0     (*)
Gertrude Cohen (4)                                     75,000                       25,000 (9)           50,000
George B. Clairmont                                   322,500                       87,500 (9)          175,000           30,000 (*)
Evergreen Worldwide Investment Fund                    83,335                       83,335 (3)                             0     (*)
Neal & Company                                         83,335                       83,335 (3)                             0     (*)
Allen Ozdemir                                          33,334                       33,334 (3)                             0     (*)
Quilcap Corporation: (10)
      Little Wing LP                             674,472 (11)                      822,786 (3)                             0     (*)
      Little Wing Too LP                          72,837 (12)                       88,758 (3)                             0     (*)
Quilcap International Corp.:
      Tradewinds Fund Ltd. (13)                  521,379 (14)                      636,016 (3)                             0     (*)
Cannell Capital Management: (15)
      Cuttyhunk Fund Limited                     112,000 (16)                      154,000 (3)                             0     (*)
      Tonga Partners LP                          208,000 (17)                      286,000 (3)                             0     (*)
The Manufacturer's Life Insurance
      Company (U.S.A.)                                150,000        150,000                                               0     (*)
Settondown Capital International, Ltd.                500,000        250,000      250,000 (18)                             0     (*)
Headwaters Capital                                  2,000,000      1,000,000     1,000,000(18)                             0     (*)
Manchester Asset Management, Ltd.                     500,000        250,000      250,000 (18)                             0     (*)
Emily T. Fairbairn                                     75,000                       25,000 (9)           50,000            0     (*)
Malcolm G. and Emily T.                                                                                                    0     (*)
      Fairbairn, JT w/ROS                              75,000                       25,000 (9)           50,000            0     (*)
Morrison 1997 Char. Remainder Trust (19)              150,000                       50,000 (9)          100,000            0     (*)
The Achieve Fund (19)                                 300,000                      100,000 (9)          200,000            0     (*)
The Ascend Fund (19)                                   75,000                       25,000 (9)           50,000            0     (*)
Richard H. and Laurie C. Morrison                                                                                          0     (*)
      Living Trust (19)                               150,000                       50,000 (9)          100,000            0     (*)
John P. Rosenthal                                     150,000                       50,000 (9)          100,000            0     (*)
Fortune Fund Ltd.                                     150,000                       50,000 (9)          100,000            0     (*)
Tim Hassler                                           150,000                       50,000 (9)          100,000            0     (*)
Bruce Galloway:                                        45,000                       15,000 (9)           30,000            0     (*)
    Bruce Galloway Rollover IRA (20)                  255,000                       85,000 (9)          170,000            0     (*)
    NTS Financial Services Ltd. (20)                  450,000                      150,000 (9)          300,000            0     (*)
Theron T.  Chapman, Jr.                               300,000                      100,000 (9)          200,000            0     (*)
Roy Doumani                                      433,332 (21)                   1,000,000 (23)                             0     (*)
Carl K. Doumani                                  216,668 (22)                     500,000 (23)                             0     (*)
Inder M. Singh and Raman R. Singh, Ttees,
     Singh Family Trust - 1999 u/i dtd 7/27/99         60,000                       20,000 (9)           40,000            0     (*)
Tafy Enterprises, Inc.                                 20,000                        5,000 (9)           10,000            5,000 (*)
MAR-JAC Investments, Inc.                             314,285                       50,000 (9)          100,000          164,285 (*)

TOTAL                                              11,830,445      3,874,479         6,578,901        2,300,000              339,937
*less than 1%


         Notes:

         (1) This column represents currently outstanding shares of Common Stock which are being registered for sale.

         (2) Represents the number of shares of Common Stock beneficially owned by this Stockholder. The remainder of the shares subject to warrants listed as to be sold vest at the rate of 3,000 per calendar quarter through September 30, 2000.

         (3)        Represents  shares  of  Common  Stock  underlying   warrants
                    exercisable at $1.50 per share.

         (4) These entities and individuals are affiliates of Douglas Friedenberg, one of our directors.

         (5) Represents 16,667 shares of Common Stock underlying warrants exercisable at $1.50 per share.

         (6) All of the shares listed in this column are shares of Common Stock issuable upon the conversion of the Convertible Notes, at a rate of $1.00 per share.

         (7) Represents 16,667 shares of Common Stock underlying warrants exercisable at $1.50 per share, and 50,000 shares of Common Stock underlying warrants exercisable at $1.10 per share.

         (8) Represents 80,002 shares of Common Stock underlying warrants exercisable at $1.50 per share, and 112,500 shares of Common Stock underlying warrants exercisable at $1.10 per share.

         (9)        Represents  shares  of  Common  Stock  underlying   warrants
                    exercisable at $1.10 per share.

         (10) Quilcap Corporation, and its two funds, Little Wing LP and Little Wing Too LP, are affiliates of Parker Quillen, a beneficial owner of in excess of 5% of the Company's outstanding Common Stock.

         (11) Represents the number of shares of Common Stock beneficially owned by this Stockholder. The remainder of the shares subject to warrants listed as to be sold vest at the rate of 37,080 per calendar quarter through September 30, 2000.

         (12) Represents the number of shares of Common Stock beneficially owned by this Stockholder. The remainder of the shares subject to warrants listed as to be sold vest at the rate of 3,981 per calendar quarter through September 30, 2000.

         (13) Quilcap International Corporation, and its fund, Tradewinds Fund Limited, are affiliates of Parker Quillen, a beneficial owner of in excess of 5% of the Company's outstanding Common Stock.

         (14) Represents the number of shares of Common Stock beneficially owned by this Stockholder. The remainder of the shares subject to warrants listed as to be sold vest at the rate of 28,661 per calendar quarter through September 30, 2000.

         (15) Cannell Capital Management is the investment advisor for each of Cuttyhunk Fund Limited and Tonga Partners LP.

         (16) Represents the number of shares of Common Stock beneficially owned by this Stockholder. The remainder of the shares subject to warrants listed as to be sold vest at the rate of 10,500 per calendar quarter through September 30, 2000.

         (17) Represents the number of shares of Common Stock beneficially owned by this Stockholder. The remainder of the shares subject to warrants listed as to be sold vest at the rate of 19,500 per calendar quarter through September 30, 2000.

         (18) Represents shares of Common Stock underlying warrants exercisable at the lesser of $1.35 per share or the "volume-weighted average price" (See the discussion under the heading "Description of Securities" in this prospectus).

         (19)       Shares  held  by  these   entities   may  be  deemed  to  be
                    beneficially owned by Richard H. Morrison.

         (20)       Shares  held  by  these   entities   may  be  deemed  to  be
                    beneficially owned by Bruce Galloway.

         (21) Represents the number of shares of Common Stock beneficially owned by this Stockholder. The remainder of the shares subject to warrants listed as to be sold vest at the rate of 33,333 shares per month through August 1, 2000, with an additional 266,667 shares vesting on March 1, 2000, to the extent certain obligations of the Stockholder remain outstanding.

         (22) Represents the number of shares of Common Stock beneficially owned by this Stockholder. The remainder of the shares subject to warrants listed as to be sold vest at the rate of 16,667 shares per month through August 1, 2000, with an additional 133,333 shares vesting on March 1, 2000, to the extent certain obligations of the Stockholder remain outstanding.

         (23)       Represents  shares  of  Common  Stock  underlying   warrants
                    exercisable at $1.00 per share.

                              PLAN OF DISTRIBUTION

         We have been advised that the Selling Shareholders may sell Securities from time to time in transactions on the American Stock Exchange or on other exchanges on which the Securities may be traded, in the over-the-counter market, in negotiated transactions, through the writing of options on the Securities or a combination of such methods of sale, or through other means. Sales may be effected at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders are not restricted as to the price or prices at which they may sell their Securities. Sales of Securities by the Selling Shareholders may depress the market price of our securities since the number of Securities which may be sold by the Selling Shareholders is relatively large compared to the historical average weekly trading of our securities, and therefore, if the Selling Shareholders were to sell, or attempt to sell, all of such Securities at once, we believe such a transaction could adversely impact the market price for our securities. As used herein, "Selling Shareholders" includes donees and pledgees selling Securities received from a named Selling Shareholder after the date of this prospectus.

         The Selling Shareholders may effect such transactions by selling the Securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Securities for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Shareholders and any broker-dealers or agents who participate in the distribution of Securities hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Act"), and any commissions received by them and profit on any resale of the Securities as principal might be deemed to be underwriting discounts and commissions under the Act.

         The Selling Shareholders are subject to applicable provisions of the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder, including without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the Securities by the Selling Shareholders.

         In order to comply with certain states' securities laws, if applicable, the Securities may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Securities may not be sold unless the Securities have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Effective November 3, 1997, our Board of Directors dismissed Ernst & Young LLP as our certifying accountants and engaged Deloite & Touche LLP as our certifying accountants, as reported in a Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 7, 1997. This dismissal did not involve any substantive disagreement.

         On February 18, 1998, our certifying accountants, Deloite & Touche LLP, resigned as reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission on February 25, 1998. We had disagreements with our certifying accountants arising in connection with the fiscal 1997 audit report concerning the Company's desire to continue to follow the industry-practice of classifying certain inventoried parts as current assets, Deloite & Touche LLP's position that the Company should amortize its inventory on a straight-line basis over a 5-year period, and their raising a resulting question of our ability to continue as a going concern.

         Effective April 23, 1998, we engaged BDO Seidman, LLP as our certifying accountants, as reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission on April 29, 1998. BDO Seidman, LLP subsequently re-audited the Company for 1997.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Certificate of Incorporation limits the liability of Directors to the maximum extent permitted by the General Corporation Law of Delaware (the "Delaware Code"). The Delaware Code provides that the directors of a corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemption's as provided in Section 174 of the Delaware Code; or (iv) for any transaction from which the Director derives an improper personal benefit. The Certificate of Incorporation also provides that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, except against actions by the Company approved by the Board of Directors, and requires the Company to advance expenses to such directors and officers to defend any action for which rights of indemnification are provided in the Certificate of Incorporation, and also permits the Board of Directors to grant such rights to its employees and agents.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

        The validity of the shares of Common Stock offered hereby have been passed upon for the Company by Lane, Altman & Owens LLP, 101 Federal Street, Boston, Massachusetts 02110.

                                     EXPERTS

         The consolidated financial statements included in this prospectus and in the Registration Statement have been audited by BDO Seidman LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

         We  have  filed  with  the  Securities  and  Exchange   Commission,   a
Registration Statement with respect to the securities offered by this prospectus. This prospectus, filed as part of such Registration Statement, does not contain all of the information set forth in, or annexed as exhibits to, the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Securities and Exchange
Commission. For further information with respect to our company and this offering, reference is made to the Registration Statement, including exhibits filed therewith, which may be read and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional office at 7 World Trade Center, 13th Floor, New York, New York 10048. You can obtain copies of such materials at prescribed rates from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800- SEC-0330. Our Electronic filings made through the Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Securities and Exchange Commission's worldwide web site (http://www.sec.gov). In addition, such material may be inspected at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item                                                                                                      Page No.
                                                                                                          --------
Unaudited Interim Financial Statements for Six Months Ended April 25, 1999

Consolidated Balance Sheet as of July 25, 1999............................................................  F-2
Consolidated Statements of Operations for the nine months ended July 25, 1999 and July 26, 1998...........  F-3
Consolidated Statements of Cash Flows for the nine months ended July 25, 1999 and July 26, 1998...........  F-4
Notes to Consolidated Financial Statements................................................................  F-5

Consolidated Financial Statements for the Fiscal Years Ending October 26, 1997 and October 25, 1998

(Reserved)................................................................................................  F-7
Report of BDO Seidman LLP, Independent Auditors...........................................................  F-8
Consolidated Balance Sheet as of October 25, 1998.........................................................  F-9
Consolidated Statements of Operations for the fiscal  years ended October 25, 1998 and October 26, 1997...  F-10
Consolidated Statements of Stockholders' Equity for the fiscal years ended October 25, 1998 and
     October 26, 1997.....................................................................................  F-11
Consolidated Statements of Cash Flows for the fiscal years ended October 25, 1998 and October 26, 1997....  F-12
Notes to Consolidated Financial Statements................................................................  F-13


                             DATAMETRICS CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                   (unaudited)

(in thousands, except for share date)                              July 25, 1999
-------------------------------------                              -------------

ASSETS
CURRENT ASSETS:
         Cash and cash equivalents                                          $776
         Accounts receivable, net                                          2,780
         Inventory, net                                                    4,579
         Prepaid expenses and other current assets                             3
                                                                   -------------

         Total Current Assets                                              8,138

Property and Equipment, at Cost:
         Land                                                                420
         Building                                                          1,042
         Machinery and equipment                                           3,312
         Furniture, fixtures & computer equipment                          2,773
         Leasehold improvements                                               96
                                                                   -------------

                                                                           7,643
         Accumulated depreciation and amortization                       (5,441)

         Net property and equipment                                        2,202
         Inventoried Parts                                                 3,200
         Other Assets                                                        807
                                                                   -------------

                                                                         $14,347

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
         Current maturities of long-term debt                              1,950
         Accounts Payable                                                    712
         Accrued commissions and payroll                                      90
         Accrued warranty                                                     30
         Other accrued expenses                                              356
         Other accrued liabilities                                           225
         Bridge Notes                                                        250

                  Total Current Liabilities                                3,613

         Long-Term Debt, less current maturities
         Loan Payable                                                      4,396
         Other Long-Term Liabilities                                         766

                  Total Liabilities                                        8,775

         Commitments and Contingencies
         Stockholders' Equity
         Common stock, $.01 par value - 40,000,000 shares
                  authorized; 19,007,227 shares issued and
                  outstanding in 1999 (15,557,630 in 1998)                   190
         Additional paid-in capital                                       41,091
         Accumulated deficit                                            (35,709)
                                                                   -------------

                  Total Stockholders' Equity                               5,572

                                                                         $14,347
See accompanying notes.

                             DATAMETRICS CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                              Three Months Ended         Nine Months Ended
                                                            July 25,     July 26,      July 25,     July 26,
                                                              1999         1998          1999         1998
                                                           ---------------------       ---------------------
                                                                (In thousands, except for per share data)
Sales                                                        $2,385      $2,667         $6,273       $6,196

     Cost of sales                                            1,277       1,513          3,543        4,137
     Research & development                                      59         150            284          498
     Selling, general & administrative                          893         943          2,511        2,935
                                                             -----------------------------------------------

Income (loss) from operations                                   156          61            (65)      (1,374)
Interest expense, net                                           113         156            356          388
Lease settlement expense                                        ---         ---          1,225          ---
                                                             -----------------------------------------------

Income (loss) before provision                                   43         (95)        (1,646)      (1,762)
     for income taxes
Provision for income taxes                                      ---           3            ---            6
                                                             -----------------------------------------------

Net income (loss)                                               $43        ($98)       ($1,646)     ($1,768)
                                                             ===============================================

Earnings (loss) per share of common stock
     Basic and Diluted                                        $0.00       ($0.01)       ($0.09)      ($0.12)
                                                             ===============================================

Weighted average number of shares outstanding
     Basic and Diluted                                       $18,447        15,566      17,386       15,102
                                                            =================================================


                             DATAMETRICS CORPORATION
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                                   (Unaudited)

                                                                        For the Nine Months Ended
                                                                 July 25, 1999             July 26, 1998
                                                                 ---------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net Loss                                                         (1,646)                   (1,768)
     Adjustments:
         Depreciation and amortization                                   341                       392
         Bad debt expense                                                ---                        25

     Changes in assets and liabilities
         Accounts receivable                                            (801)                     (362)
         Inventory                                                      (439)                   (1,318)
         Prepaid expenses and other current assets                        52                        77
         Other assets                                                      3                       271
         Accounts payable                                               (322)                     (792)
         Accrued commission and payroll                                 (135)                     (479)
         Other accrued expenses                                          141                    (1,101)
         Advance and progress payments from customers                    ---                      (133)
         Other long-term liabilities                                     ---                      (264)
                                                                ---------------------------------------

Net cash used in operating activities                                 (2,806)                   (5,452)
                                                                ---------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Capital expenditures for property and equipment                    (236)                   (1,556)
                                                                ---------------------------------------


Net cash used in investing activities                                   (236)                   (1,556)
                                                                ---------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Borrowings on revolving line of credit                              426                     7,456
     Payments on revolving line of credit                             (2,095)                   (5,638)
     Payment on capitalized lease obligations                            ---                        (6)
     Borrowings on long-term debt                                      1,800                     1,899
     Payments on long-terms debt                                         ---                      (133)
     Proceeds from the issuance of common stock and warrants           3,209                     3,850
     Proceeds from bridge notes                                          250                       ---

Net cash provided by financing activities                              3,590                     7,428
                                                                ---------------------------------------

Net increase in cash and cash equivalents                                548                       420
Cash and cash equivalents at the beginning of the period                 228                       200
                                                                ---------------------------------------

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                      $776                      $620
                                                                =======================================

Cash paid during the period for:
     Interest                                                           $172                      $437
     Income taxes                                                        ---                         6
Non-cash transactions
     Exchange of 7% Convertible Debentures for 10%
         Senior Subordinated Notes Due 2000                           (1,750)                      ---
     Exchange of Senior Subordinated Debentures for
         10% Senior Subordinated Notes Due 2000                         (500)                      ---

See accompanying notes.

                             DATAMETRICS CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  July 25, 1999
                                   (Unaudited)

1. The consolidated financial statements include the accounts of Datametrics Corporation and its wholly-owned subsidiaries (collectively, the "Company").

The consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission for the requirements of the Quarterly Report on Form 10-QSB. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. It is suggested that these consolidated financial statements be read in conjunction with the statements and notes thereto included in the Company's latest Annual Report on Form 10-K for the fiscal year ended October 25, 1998 as filed with the Securities and Exchange Commission.

The information reflects all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary to present a fair statement of the results of operations for the interim periods. Much of the Company's business is longer term and involves varying development, production, and delivery schedules. Accordingly, results of a particular quarter or quarter-to-quarter comparisons of recorded sales and profits may not be indicative of future operating results, including results for the fiscal year ending October 31, 1999.

2. INVENTORIES. Stockroom inventories consist primarily of materials used by the Company for existing and anticipated contracts and materials and finished assemblies which are held to satisfy spare parts requirements of the Company's customers. Those parts not expected to be sold within one year are classified as a non-current asset. The Company does not amortize its non-current inventory, but the Company evaluates all inventory for obsolescence on a periodic basis and records estimated reserves. Inventories as of July 25, 1999 consist of the following:

   Inventories of parts and sub-assemblies                    $      11,662,929
   Contracts in progress                                                741,552
   Finished goods                                                       202,500
                                                              -----------------
                                                                     12,606,981

                  Less non current inventories                        3,200,000
                  Less reserve for obsolescence                       4,828,000
                                                              $       4,578,981

3. SUBSEQUENT EVENTS. In August 1999 the Company completed the sale of $2,300,000 of Subordinated Convertible Secured Notes Due August 2000 ("Notes"). A portion of the purchase price for the Notes included the tender back to the Company and retirement of $600,000 of the Company's 10% Senior Subordinated Secured Debentures then in default, and $150,000 of the Company's 10% Bridge Notes which were required by their terms to be repaid in May 1999 and extended by agreement of the holders. The remaining $1,550,000 was received in cash. In connection with the sale of the Notes, the Company issued warrants to purchase up to 1,150,000 shares of its Common Stock, $.01 par value, for a purchase price of $1.10 per share. The Company also issued Warrants to purchase up to an aggregate 250,000 shares of its Common stock for a purchase price of $1.00 per share to the holders of the Company's 10% Bridge Notes then outstanding in consideration of interest due on the Bridge Notes and the extension of the date of maturity of the Bridge Notes. See the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 24, 1999.

On August 20, 1999, the Company made a payment of $100,000 in satisfaction of the remaining $100,000 of the Company's 10% Bridge Notes which were required by their terms to be repaid in May 1999 and extended by agreement with the holder.

In September, the Company completed negotiations and closed on a $1,500,000 revolving line of credit with Branch Banking and Trust Company ("Branch Bank"). The Line of Credit accrues interest at a variable rate equal to Branch Bank's Prime Rate plus 0.5%. The Line of Credit is secured by the assets of the Company and guarantees by two guarantors in the aggregate amount of $1,500,000 ("Guarantees") that are secured by letters of credit issued on the accounts of each of the guarantors. In consideration of the Guarantees, the guarantors received Warrants to purchase up to an aggregate 1,500,000 shares of the Common Stock of the Company, $.01 par value, for a purchase price of $1.00 per share, pursuant to an arrangement made in July 1999. The Company also issued Warrants to purchase up to 75,000 shares of the Common Stock of the Company for a purchase price of $1.10 per share to a third party as compensation for arranging the Guarantees. The Line of Credit expires on August 25, 2000.

On September 6, 1999, the Company applied a portion of the proceeds of its line of credit to fund the payment of the remaining $750,000 of its 10% Senior Subordinated Secured Debentures then in default, plus accrued interest thereon.

4. COMPREHENSIVE INCOME. The Company does not have, other than net income (loss) any items of comprehensive income.

                      (This Page Intentionally Left Blank)

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors and Stockholders
Datametrics Corporation

     We have audited the accompanying consolidated balance sheets of Datametrics Corporation and Subsidiaries as of October 25, 1998 and October 26, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In the report of a previous auditor on the 1997 financial statements, dated January 30, 1998, that previous auditor expressed a qualified opinion stating that certain parts inventory that would not be used within one year should have been classified as a non-current asset. As described in Note 4, parts inventory not expected to be sold within one year have been classified as a non-current asset for all periods presented in the accompanying consolidated balance sheets.

     In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Datametrics Corporation and Subsidiaries at October 25, 1998 and October 26, 1997, and the results of their operations and their cash flows for the fiscal years then ended in conformity with generally accepted accounting principles.








                                                       /s/   BDO SEIDMAN, LLP
                                                       -------------------------
New York, New York
January 7, 1999

                    DATAMETRICS CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                                   Fiscal Year Ended
                                                                                   October 25,
                                                                                      1998
ASSETS (Note 6)                                                       (In thousands, except for share data)
---------------
Current assets:
   Cash and cash equivalents...........................................             $    228
   Accounts receivable, net (Notes 1 and 3)............................                1,979
   Inventories, net (Note 4)...........................................                4,140
   Prepaid expenses and other current assets...........................                   55
                                                                                  ----------

          Total current assets.........................................                6,402
                                                                                  ----------
Property and equipment, at cost:
   Land (Note 7).......................................................                  420
   Building and improvements(Note 7)...................................                1,042
   Machinery and equipment.............................................                3,312
   Furniture, fixtures and computer equipment..........................                2,562
   Leasehold improvements..............................................                   71
                                                                                  ----------
                                                                                       7,407

   Less: Accumulated depreciation and amortization.....................              (5,100)
                                                                                  ----------

           Net property and equipment..................................                2,307
   Inventoried parts (Note 4)..........................................                3,200
   Other assets (Note 8)...............................................                  810
                                                                                  ----------

                                                                                     $12,719

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Revolving line of credit (Note 6)...................................               $1,669
   Current maturities of long-term debt (Note 7).......................                1,871
   Accounts payable....................................................                1,034
   Accrued commissions and payroll.....................................                  225
   Accrued warranty....................................................                   30
   Other accrued expenses..............................................                  440
                                                                                  ----------
         Total current liabilities.....................................                5,269
   Long-term debt, less current maturities (Note 7)....................                2,696
   Loan payable (Note 8)...............................................                  746
                                                                                  ----------

         Total liabilities.............................................                8,711
                                                                                  ----------
Commitments and contingencies (Notes 9 and 11)
Stockholders' equity (Note 10):
   Preferred stock, $.01 par value; 5,000,000 shares authorized, none issued.
   Common stock, $.01 par value; 40,000,000 shares authorized;
   15,563,505  shares issued and outstanding ..........................                 156
   Additional paid-in capital..........................................              37,910
   Accumulated deficit.................................................             (34,058)
                                                                                  ----------
         Total stockholders' equity....................................               4,008
                                                                                  ----------
                                                                                    $12,719

See accompanying notes.


                    DATAMETRICS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                Fiscal Years Ended

                                                                            October 25,     October 26,
                                                                               1998            1997
                                                                       (In thousands, except per share data)
Sales (Note 1)............................................................      $7,742       $16,797
                                                                                -------      -------
   Cost of sales (Note 2).................................................       5,570        13,401
   Research and development...............................................         544           343
   Selling, general and administrative (Note 2)...........................       4,373         5,670
                                                                               --------      -------

   Loss from operations...................................................      (2,745)       (2,617)
 Interest expense, net....................................................        (518)         (474)
                                                                               --------      --------

   Loss before provision for income taxes.................................      (3,263)       (3,091)
Provision for income taxes (Note 5).......................................           7            10
                                                                               --------      --------

Net loss                                                                       $(3,270)      $(3,101)
                                                                               --------      --------

   Loss per share of common stock:
   Basic and diluted......................................................     $ (0.22)       $(0.24)
                                                                              =========     =========

Weighted Average Number of Shares Outstanding
   Basic and diluted......................................................      15,202        12,995
                                                                              ========     ==========


See accompanying notes.


                    DATAMETRICS CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                        (in thousands, except share data)


                                                     Common Stock
                                                 Number of    Amount       Additional     Accumulated        Total
                                                  Shares                     Paid-in        Deficit      Stockholders'
                                                                             Capital                        Equity
                                                ----------    -------      -----------    -----------    -------------
Balances at October 29, 1995................    12,031,582       $120        $32,120      $(10,301)         $21,939
Issuance of Common Stock....................       232,826          3            457           ___              460
Net Loss....................................           ___        ___            ___       (17,386)         (17,386)

Balances at October 27, 1996................    12,264,408        123         32,577       (27,687)           5,013
Issuance of Common Stock and Warrants.......     1,018,760         10          1,600           ___            1,610
Net Loss....................................           ___        ___            ___        (3,101)          (3,101)

Balances at October 26, 1997................    13,283,168        133         34,177       (30,788)           3,522
Issuance of Common Stock and Warrants.......     2,280,337         23          3,733            ___           3,756
Net Loss....................................           ___        ___            ___        (3,270)          (3,270)

Balances at October 25, 1998................    15,563,505        156         37,910       (34,058)           4,008




See accompanying notes.


                    DATAMETRICS CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                    Fiscal Years Ended
                                                                               October 25         October 26,
                                                                                  1998               1997
                                                                                  ----               ----
Cash Flows from Operating Activities:
   Net loss..................................................................... $(3,270)          $(3,101)
   Adjustments to reconcile net loss to net cash used in operating activities:
     Depreciation and amortization..............................................     490             1,192
     (Gain) loss on disposal of assets..........................................      (3)              284
Changes in assets and liabilities:
   Accounts receivable..........................................................     896             2,860
   Inventories and parts........................................................  (1,344)              949
   Prepaid expenses and other current assets....................................     118               (20)
   Other assets.................................................................     261              (607)
   Accounts payable.............................................................    (609)           (1,885)
   Accrued commissions and payroll..............................................    (414)             (356)
   Accrued warranty.............................................................     (70)              (80)
   Other accrued expenses.......................................................    (578)               43
   Advance and progress payments from customers.................................    (133)             (904)
   Other long-term liabilitieS..................................................   ( 323)               (5)
                                                                                   ------      ------------

         Net cash used in operating activities..................................  (4,979)           (1,630)
                                                                                  -------         ---------

Cash Flows from Investing Activities:
   Capital expenditures for property and equipment..............................  (1,574)             (356)
   Proceeds from sale of fixed assets...........................................      11                43
                                                                                  -------        ----------
         Net cash used in investing activities..................................  (1,563)             (313)
                                                                                  -------          --------

Cash Flows from Financing Activities:
   Borrowings on revolving line of credit.......................................   8,310            11,258
   Payments on revolving line of credit.........................................  (7,633)          (12,816)
   Increase (decrease) in other current liabilities.............................    (500)              500
   Redemption of Series B Preferred Stock.......................................       -               (87)
   Payments on capitalized lease obligations....................................      (6)              (72)
   Borrowings on long-term debt.................................................   2,717             1,713
   Payments on long-term debt...................................................    (124)             (480)
   Borrowings on loan payable...................................................      50               131
   Proceeds from the issuance of common stock and warrants......................   3,756             1,610
                                                                                   -----             -----
        Net cash provided by financing activities...............................   6,750             1,757
                                                                                   -----             -----

Net increase (decrease) in cash and cash equivalents............................      28              (186)
Cash and cash equivalents at beginning of the year..............................     200               386
                                                                                 -------           --------

Cash and cash equivalents at end of the year.................................... $   228           $   200
                                                                                 =======           ========

Supplemental Disclosures of Cash Flow Information:
   Interest, net................................................................$    512          $   282
   Income taxes.................................................................       7               10

See accompanying notes.


                    DATAMETRICS CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Business

     Datametrics Corporation, a Delaware corporation, is engaged primarily in the design, development, manufacture and sale of high-speed, non-impact printers; high-resolution, non-impact printer/plotters; and ruggedized computers and computer workstations.

   BASIS OF PRESENTATION AND CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of Datametrics Corporation and subsidiaries (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's fiscal year end is the last Sunday of each October.

   REVENUE RECOGNITION

     Revenues include both product sales and revenues applicable to long-term design and production contracts. The majority of the Company's revenues from product sales and long-term contracts are measured using the "units-of-delivery" method. Revenues applicable to certain fixed-price, long-term contracts (principally design and development contracts) are measured using the "cost-to-cost" method, whereby revenue is measured by relating costs incurred to total estimated costs. Sales under cost-reimbursement-type contracts are recorded as costs are incurred. Applicable estimated profits under cost reimbursement type contracts are included in sales in the proportion that incurred costs bear to total estimated costs.
Any anticipated losses on contracts are charged to income when identified.

     The Company provides an accrual for future warranty costs at the time of revenue recognition based upon the relationship of prior year sales to actual warranty costs. The warranty for the Company's products generally covers defects in material and workmanship. The current accrual represents the average outstanding warranty of approximately ninety days.

   CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     As is customary in the industry, the Company grants uncollateralized credit to its clients, which include the U.S. government and large multi-national corporations operating in a broad range of industries. In order to mitigate its credit risk, the Company continually evaluates the credit worthiness of its major commercial clients, and maintains allowances for potential losses within management expectations.

     Approximately 71% and 67% of the Company's sales during fiscal years 1998 and 1997, respectively, were to various U.S. government agencies under prime contracts or to prime contractors having sales to such agencies. Export sales to foreign customers amounted to $ 4,533,000 ($1,922,000 to Canada, $2,354,000 to Europe and the Middle East, and $257,000 to the Pacific Rim) or 27.0% of total sales in fiscal year 1997. Export sales in 1998 were immaterial. The Company's three largest customers accounted for 23.7%, 22.3%, and 18.9% of the Company's sales for the fiscal year ended October 25, 1998. Its five largest customers accounted for 15.7%, 13.7%, 12.5%, 10.9% and 10.8% of the Company's sales for the fiscal year ended October 26, 1997. Accounts receivable from these customers totalled $422,000 at October 25, 1998. No other customer accounted for more than 10 percent of total revenues for fiscal 1998 and 1997.

   CASH AND CASH EQUIVALENTS

     The Company considers securities purchased within three months of their date of maturity to be cash equivalents.

                    DATAMETRICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   INVENTORIES

     Inventories, which primarily include purchased parts and subassemblies, are stated at the lower of cost (first-in, first-out) or market. Contract inventory costs include purchased materials, direct labor and manufacturing overhead. General and administrative costs are expensed in the period incurred. The portion of inventoried parts not expected to be sold within one year is classified as noncurrent assets.

   PROPERTY AND EQUIPMENT

     Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:

 Building and improvements........................      39 years
 Machinery and equipment..........................      2 to 5 years
 Furniture, fixtures and computer equipment.......      2 to 8 years
 Leasehold improvements...........................      Shorter of the remaining
                                                        term  of  the  lease  or
                                                        the  life of  the  asset

   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates affecting amounts reported in the financial statements relate to revenues and costs under long-term contracts and inventory reserve accruals. Actual results could differ from those estimates.

   EARNINGS PER SHARE

      During 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share," which provides for the calculation of "basic" and "diluted" earnings per share. This Statement, effective for financial statements issued for periods ending after December 15, 1997, requires restatement of all prior-period EPS data presented. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options. All periods presented have been restated to comply with the provisions of SFAS No. 128. The effect of common stock equivalents has been excluded from the diluted calculation since the effect would be antidilutive. The adoption of SFAS No. 128 did not effect the financial statements.

   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying values of financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the relatively short maturities of these instruments. The carrying value of long-term debt approximates the fair value for similar debt issues based on quoted market prices or current rates offered to the Company for debt of the same maturities.

                    DATAMETRICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   IMPAIRMENT OF LONG-LIVED ASSETS

      In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value.

   INCOME TAXES

     Income taxes are calculated using the liability method specified by SFAS No. 109, "Accounting for Income Taxes". SFAS No.109 requires a company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent realization is uncertain.

   RECLASSIFICATIONS

     Certain reclassifications were made to 1997 balances to conform with 1998 presentation.

   RECENT ACCOUNTING STANDARDS

     In June 1997, the FASB issued two new disclosure standards. Results of operations and financial position will be unaffected by implementation of these new standards.

     SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of and enterprises about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance.

     Both SFAS Nos. 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Both SFAS Nos. 130 and 131 should not have a material impact on the Company's financial statements and disclosures.

                    DATAMETRICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires companies to recognize all derivative contracts at their fair values, as either assets or liabilities on the balance sheet. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedged derivative with the recognition of (1) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, or (2) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999.

     Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard to affect its financial statements.

NOTE 2.   NON-RECURRING CHARGES

     In connection with its relocation to Florida, the Company incurred certain non-recurring charges totaling approximately $745,000 during the quarter ended October 26, 1997. The components of the non-recurring charges were $275,000 in severance payments and accruals related to employee terminations, $320,000 from the abandonment of leasehold improvements at the Woodland Hills, California facility and $150,000 for moving expenses.

NOTE 3.   ACCOUNTS RECEIVABLE


     Accounts receivable consist of the following:
                                                                                     1998
                                                                                (In thousands)
         U.S. government or its prime contractors amounts billed................    $1,009
         Foreign, commercial and other..........................................     1,165
                                                                                     -----
                                                                                     2,174
         Less allowance for possible losses.....................................      (195)
                                                                                    -------
                                                                                    $1,979
NOTE 4.   INVENTORIES

     Inventories consist of the following:
                                                                                     1998
                                                                                (In thousands)

         Stockroom inventories..................................................   $10,630
         Contracts in process...................................................     1,117

         Finished goods.........................................................       421
                                                                                    12,168
         Less inventories classified as non-current asset.......................    (3,200)
         Less reserve for obsolescence..........................................    (4,828)
                                                                                    -------
                                                                                    $4,140

         Inventories consist primarily of materials used by the Company for existing and anticipated contracts and materials and finished assemblies which are held to satisfy spare parts requirements of the Company's customers. Those parts not expected to be sold within one year are classified as a non-current asset. The Company does not amortize its non-current inventory, rather the Company evaluates all inventory for obsolescence on a periodic basis and records estimated reserves.

                    DATAMETRICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Note 5.   Income Taxes

     The primary components of the Company's net deferred income tax assets are as follows:

                                                                       1998
                                                                  (In thousands)

         Net operating loss carryforwards........................    $12,336
         General business credit carryforwards...................        372
         Inventory accounting methods............................      1,991
         Book over tax depreciation..............................         40
         Other non-deductible accruals and allowances............        127
                                                                    --------
              Total deferred income tax assets...................     14,866
         Valuation allowance for deferred income tax assets......    (14,866)
                                                                     --------
         Net deferred income tax assets..........................   $   - --
                                                                    =========


     Net operating loss and tax credit carryforwards of $30,840,000 and $372,000 respectively, for federal income tax purposes will expire at various times between 1999 and 2013.

         The provision for income taxes is composed of the following:

                                                              1998         1997
                                                                (In thousands)
     Current:
          Federal..........................................  $-----       $----
          State............................................       7          10
     Deferred:
          Federal..........................................  (1,105)     (1,186)
         State.............................................    (188)       (199)
     Increase in valuation allowance.......................   1,293       1,385
                                                              -----       -----
                                                             $    7      $   10
                                                             ======      ======

     Based upon management's judgment and the continued losses incurred by the Company, the valuation allowance represents 100% of the Company's net deferred income tax assets. The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory tax rate on loss before income taxes:

                                                                 1998      1997
                                                                 ----      ----
                                                                 (In thousands)

  Federal income tax benefit computed at statutory rate....... $(1,109) $(1,051)
  State income tax expense (benefit), net of federal benefits.    (195)    (185)
  Goodwill amortization.......................................     ---      ---
  Change in valuation allowance...............................   1,293    1,385
  Other, net..................................................      18     (139)
                                                               ------- ---------

                                                               $    7    $   10
                                                               =======   =======

                    DATAMETRICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

NOTE 6.  REVOLVING LINE OF CREDIT

     The Company had, with a bank, a revolving line of credit agreement, which at October 25, 1998 the Company was in default of. The balance outstanding was approximately $ 1.7 million at October 25, 1998. This amount was paid in full on December 30, 1998 (see Note 13). The Company no longer has a line of credit agreement with the bank.

NOTE 7.   LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                    1998
                                                               (In thousands)

         Loans payable(a)..................................      $    -
         Senior Subordinated Secured Debentures(b).........        1,850

         Convertible Debentures(c) ........................        1,750
          Mortgage - South Trust Bank(d)...................          967
                                                                  ------
          Subtotal.........................................        4,567
          Less current maturities of long-term debt........        1,871
                                                                  ------
                                                                  $2,696

(a) The Company had borrowed approximately $1,311,000 at interest rates ranging from 10.03% to 10.80%, payable in monthly installments of approximately $42,000, including interest, over a three-year period. The final payment on these loans was made in April 1998.

(b) During November 1996, the Company issued $1,850,000 of Senior Subordinated Secured Debentures with a maturity date of May 25, 1998 and an annual interest rate of 10% (effective interest is 10.8% based upon original issue discount). The proceeds from the sale of the Senior Subordinated Secured Debentures were used to reduce the line of credit and fund working capital requirements. The Senior Subordinated Secured Debenture holders received warrants to purchase a total of 616,679 shares of common stock at a price of $1.50 for each share in connection with the financing. The warrants are subject to call by the Company if the closing market price of the Company's common stock is $3.00 or greater for twenty consecutive days. The warrants expire November 25, 2001. As of October 25, 1998, the Company was in default of its principal and interest obligations on the Senior Subordinated Secured Debentures.

     In December 1998, the Company placed approximately $5.0 million of common stock and debt (see Note 13), $ 500,000 of which was used to reduce the amount owed under the Senior Subordinated Secured Debentures. The Company is currently negotiating a settlement on the remaining amount outstanding and expects to either issue new notes or repay the amounts owed with a combination of stock and cash during fiscal 1999.

 (c) On July 24, 1998, the Company received $982,500 in net proceeds from the private sale of $1,000,000 in the aggregate principal amount of 7% Convertible Debentures due July 24, 2001. Additionally, on September 4, 1998, the Company received $746,500 in net proceeds from the private sale of $750,000 in the aggregate principal amount of 7% Convertible Debentures due July 24, 2001. The debentures are convertible to common shares in an amount equal to the face value of the debenture. The conversion price shall be equal to the lesser of $ 2.125 (2 1/8) per share or 80% of the average closing bid prices of the common stock for the ten day trading period immediately preceding the conversion date.

     In December 1998, the 7% Convertible Debentures were exchanged for new debt (see Note 13).

                    DATAMETRICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

(d) In December 1997, the Company purchased a 43,000 square foot facility in Orlando, Florida for $899,000. In connection with the acquisition of this property, the Company obtained a mortgage loan in the amount of $975,000 from South Trust Bank. The loan matures on March 9, 2008. Interest is based on 8.02% per annum through March 9, 2003 and is then adjusted to equal 2.25% in excess of the weekly average yield on United States Treasury Notes adjusted to a constant maturity of five years as made available by the Federal Reserve Board.

       Maturities of the mortgage loan debt at October 25, 1998 are as follows:
                                                                  (In thousands)

                             1999...................................   $     21
                             2000...................................         23
                             2001...................................         24
                             2002...................................         26
                             2003...................................         29
                             Thereafter.............................        844
                                                                         -------

                             Total Maturities ......................        967
                             Less:  Current maturities of...........         21
                                    long-term debt                       -------
                                                                            946

NOTE 8.   LOAN PAYABLE

     During 1998, the Company borrowed $50,000 against the cash surrender value of its key-man life insurance policy. At October 25, 1998, the balance owed, which approximates the cash surrender value included in other assets, was $746,000 at 7.8% per annum.

NOTE 9.   LEASES

     The Company currently leases its facilities and various equipment under operating leases. The building leases expire through 2004 and the equipment leases expire through 2002. Minimum future rental commitments under noncancelable operating leases are as follows:

                                                                  (In thousands)

                              1999.................................   $   917
                              2000.................................       943
                              2001.................................       830
                              2002.................................       794
                              2003.................................       688
                              Thereafter...........................       478
                                                                      --------
                                                                       $4,650

     Property and equipment under capital leases have a cost of $251,000 and accumulated depreciation of $74,000 at October 25, 1998. Rental expenses charged to operations were $321,000 and $652,000 for the fiscal years 1998 and 1997, respectively.

                    DATAMETRICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Note 10.   Stock Option Plans and Warrants

   Stock Options

     The Company has several stock option plans which provide for the granting of options to employees or directors at prices and terms as determined by the Board of Directors. Such options vest over a period of one to four years. All options issued by the Company to date have exercise prices which were equal to the market value of the Company's common stock at the date of grant.

     The following table sets forth summarized information concerning the Company's stock options:

                                                                         Number of        Exercise
                                                                          Shares        Price Range
                                                                      -------------     -----------
                                                                      (In thousands)
      Options outstanding for shares of common stock at
       October 27, 1996............................................          635     $1.2500-7.8750
         Granted...................................................          173     $1.4375-1.6250
         Canceled or expired.......................................         (614)    $1.2500-7.8750
         Exercised.................................................          ---                ---
                                                                         -------     --------------

      Options outstanding for shares of common stock at
       October 26, 1997............................................          194     $1.2500-7.8750
          Granted..................................................           85     $1.8150
          Canceled or expired......................................          (38)    $1.2500-7.8750
          Exercised................................................          ---               ----
                                                                         -------     --------------
      Options outstanding for shares of common stock at
       October 25, 1998............................................          241     $1.2500-7.8750
                                                                         =======     ==============

             Shares reserved for issuance at October 25, 1998......        1,534
                                                                           =====

         Weighted average option exercise price information was as follows:

                                                                           1998         1997
                                                                           ----         ----
         Outstanding at beginning of year.........................       $ 2.47        $3.53
         Granted during the year..................................        $1.82        $1.50
         Exercised during the year................................          -            -
         Canceled, terminated and expired.........................       $ 2.23        $3.78
         Exercisable at year end..................................       $ 2.02        $2.47

                    DATAMETRICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

     Significant option groups outstanding at October 25, 1998 and related weighted average price and life information were as follows:

                                                Weighted Average                                                     Weighted
                             Number                 Remaining         Weighted Average            Number              Average
Exercise Price Range       Outstanding          Contractual Life       Exercise Price          Exercisable        Exercise Price
--------------------       -----------          ----------------       --------------          -----------        --------------
                           (In thousands)                                                     (In thousands)
$1.200....................       40                   0.36               $1.2500                     40              $1.2500
$1.500-5.7500.............       46                   2.82               $2.1758                     25              $2.6327
$7.8750...................       10                   2.13               $7.8750                      7              $7.8750
$1.2500...................       60                   2.95               $1.2500                     30              $1.2500
$1.8150 ..................       85                   3.52               $1.8150                     11              $1.8150
                                ----                  ----               -------                   ----              -------
                                241                   2.66               $1.9003                    113              $2.0028
                               ====                   ====               =======                    ===              =======

         The Company applies Accounting Principles Board Opinion No. 25, "Accounting For Stock Issued To Employees," and selected interpretations in accounting for its stock-based compensation plans. Accordingly, as all options and warrants have been granted at exercise prices equal to fair market value on the date of grant, no compensation expense has been recognized by the Company in connection with its stock-based compensation plans. Had compensation cost for the stock options and warrants been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting For Stock-Based Compensation," the Company's net loss and loss per share would have been increased by approximately $199,000 and $387,000 or $.01 and $.12 per share in 1998 and 1997, respectively.
The weighted average fair value of the options and warrants granted during 1998 and 1997 is estimated at $.65 and $.87 on the date of grant (using Black-Scholes option pricing model) with the following weighted average assumptions both for 1998 and 1997: volatility of 46.5% and 46.5%, risk-free interest rate of 6.20% and 6.20%, and an expected life of two to five years in 1998 and 1997.

   WARRANTS

     There are 200,000 shares of common stock reserved for issuance upon exercise of warrants sold for $0.001 per warrant to the underwriters of the Company's June 21, 1995 offering of common stock. The warrants are exercisable for a period of five years beginning June 21, 1996 and have a per-share exercise price equal to $9.60 (120% of the initial public offering price of $8.00). There were 616,679 shares of common stock reserved for issuance upon exercise of warrants issued in conjunction with the Company's November 25, 1996 Senior Subordinated Debt Offering. The warrants are exercisable for a period of five years beginning November 25, 1996 and have a per-share exercise price of $1.50. There were 337,000 warrants outstanding at October 25, 1998. There are 200,000 shares of common stock reserved for issuance upon exercise of warrants issued in conjunction with a commitment to raise up to $3,000,000 in capital for the Company. The warrants are exercisable for a period of five years beginning February 5, 1997 and have a per-share exercise price of $2.00. There are 1,200,000 shares of common stock reserved for issuance upon exercise of warrants issued to two executive officers issued in conjunction wth their employment agreements (see Note 11). The warrants are exercisable for a period of five years beginning November 13, 1996 and have a per-share exercise price of $ 2.00.

                    DATAMETRICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

NOTE 11.   COMMITMENTS AND CONTINGENCIES

   EMPLOYMENT AGREEMENTS

     The Company has employment agreements with two of its executive officers/directors which expire December 31, 2002. The agreements automatically renew on an annual basis unless notified by July 1. Such agreements provide for minimum salary levels, adjusted annually for cost-of-living changes, as well as for incentive bonuses which are payable if specified management goals are attained. The aggregate commitment for future salaries at October 25, 1998, excluding bonuses, was approximately $2,641,000. These agreements also provide severance pay benefits upon termination of the executive's employment with the Company as follows:

          (a) Company-Initiated Termination Without Cause--the executive shall be entitled to one payment of the Base Salary for a period equal to the greater of (i) one year from the date of termination, or the remainder of the employment term; and (ii) the Company shall continue to provide the executive and the members of the executive's immediate family all benefits provided by the employment agreement. If any of these benefits terminate by operation of law, the Company will reimburse the executive for the costs of replacing those benefits for the remainder of such period. As security for all of the Company's obligations to make any payments to the executives, the Company granted to the executives a subordinated security interest in all assets of the Company now owned or hereafter acquired.

     (b) Company-Initiated Termination in Connection with a Change in Control--the executives shall be entitled to a cash payment equal to the lesser of three years' base salary or the maximum amount which would not result in any portion of the payment being subject to the excise tax under Section 4999 of the Internal Revenue Code. "Change in Control" shall mean: (i) a merger or consolidation in which the Company is not the surviving corporation; (ii) a reverse merger; or (iii) the acquisition by any person, entity or group within the meaning of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended, of the beneficial ownership of securities of the Company representing at least fifty percent of the combined voting power entitled to vote in the election of directors.

   LEGAL PROCEEDINGS

      The Company is, from time to time, the subject of litigation, claims and assessments arising out of matters occurring during the normal operation of the Company's business. In the opinion of management, the liability, if any, under such current litigation, claims and assessments would not materially affect the financial position or the results of the operations of the Company except as disclosed herein.

     Four former officers of the Company (the "Former Officers"), whose employment relationships with the Company terminated in part as a result of the Company's restructuring in October 1996, sought severance benefits from the Company. On January 13, 1997, three of the Former Officers sued the Company in the Superior Court of the State of California for Los Angeles County, in order to enforce payment of severance benefits under certain agreements, each dated as of October 7, 1996, between each Former Officer and the Company (collectively, the "Severance Agreements"). The fourth Former Officer sued the Company in response to the Company's cross-complaint described below. The Former Officers sought damages from the Company based upon the Severance Agreements and an alleged implied promise not to terminate the employment of the Former Officers with the Company without good cause.

     On September 28, 1998, a California trial court upheld the enforcability of the former officers' severence agreements and the officers requested entry of a judgment in the approximate amount of $1,200,000 plus interest and costs. The Company has appealed the judgment, which has been bonded, and the repayment of the bond has been guaranteed by the holder of a significant amount of the Company's debt securities ("Guarantor"). The Guarantor received Warrants to purchase Common Stock in connection with the guarantee. If the guaranty is called on, the Company has agreed to issue such Guarantor 7% convertible debentures with a two year maturity in an amount equal to the amount paid by the Guarantor, which debentures will be convertible into shares of Common Stock at the lower of $2.00 per share or 75% of the closing sale price on the date of payment.

                    DATAMETRICS CORPORATION AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

     In April 1998, the owner of the Woodland Hills, CA premises formerly occupied by the Company sued for the balance of all rent due through the end of the extant lease agreement plus damages of approximately $1,000,000. The Company relocated from such premises after the owner had ignored repeated notifications of unsafe structural conditions as cited by Los Angeles County building inspectors. Although it is presently too early to determine the outcome of this litigation, the Company believes it has valid defenses in this case and has made no accrual relating to this litigation.

NOTE 12.   EMPLOYEE BENEFIT PLANS

     The Company sponsors a defined contribution 401(k) plan, as amended, covering a majority of its employees. The plan allows eligible employees to contribute up to 14% of their gross salary. Company contributions are voluntary and at the discretion of the Board of Directors. There were no Company contributions in fiscal years 1998 and 1997. Employees vest in Company contributions based upon their years of vesting service, as defined.

     During November 1994, the Company established a SERP, a defined benefit pension plan covering certain officers to whom the plan is offered. Normal retirement age is 65, but provision is made for earlier retirement. Benefits under the plan are generally payable for up to fifteen years after a participant's retirement. However, the participant may elect a lump-sum payment equal to 90% of the net present value of the benefit amount at the participant's retirement date. As discussed in Note 11, the SERP was terminated in October 1998.

NOTE 13.   SUBSEQUENT EVENTS

     On  December  29,  1998,  the  Company   closed  a  private   placement  of
approximately $3.45 million of 10% Subordinated Notes due in 2000 (the "Subordinated Notes") and $1.55 million in shares of the Company's common stock. The Subordinated Notes, which are unsecured and callable under certain conditions, provide for the Company to issue 5-year warrants exercisable into the Company's common stock at a price of $1.50 per share. As part of the offering, investors holding $1.75 million of the Company's Convertible
Debentures issued earlier in the year exchanged their holdings for new 10% Subordinated Notes. In addition, holders of $500,000 of the Company's Senior Subordinated Debentures also exchanged their Debentures for the new 10%
Subordinated Notes. The net proceeds of approximately $2.75 million from the sale of Subordinated Notes and common stock will be used for debt retirement and working capital purpose.

WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS DOES NOT OFFER TO SELL OR BUY ANY SECURITIES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL.


                                TABLE OF CONTENTS

     Special Information Regarding Forward Looking Statements............................................2
     Risk Factors........................................................................................4
     Use of Proceeds.....................................................................................7
     Market for Common Stock.............................................................................8
     Management's Discussion and Analysis of Financial Condition and Results of Operations...............8
     Business...........................................................................................12
     Management.........................................................................................18
     Certain Relationships and Related Transactions.....................................................23
     Description of Securities..........................................................................23
     Security Ownership of Management and Certain Beneficial Owners.....................................24
     Security Ownership of Selling Shareholders.........................................................26
     Plan of Distribution...............................................................................29
     Changes in and Disagreements with Accountants......................................................30
     Indemnification of Directors and Officers..........................................................30
     Legal Matters......................................................................................31
     Experts............................................................................................31
     Additional Information.............................................................................31
     Financial Statements..............................................................................F-1


================================================================================

                                12,753,380 Shares

                                  Common Stock

                             DATAMETRICS CORPORATION

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                               September 15, 1999

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Certificate of Incorporation of Datametrics Corporation limits the liability of Directors to the maximum extent permitted by the General Corporation Law of Delaware (the "Delaware Code"). The Delaware Code provides that the directors of a corporation will not be personally liable to such corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends or unlawful stock repurchases or redemption's as provided in Section 174 of the Delaware Code; or
(iv) for any transaction from which the Director derives an improper personal benefit. The Certificate of Incorporation also provides that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law, except against actions by the Company approved by the Board of Directors, and requires the Company to advance expenses to such directors and officers to defend any action for which rights of indemnification are provided in the Certificate of Incorporation, and also permits the Board of Directors to grant such rights to its employees and agents.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses in connection with the distribution of the Common Stock registered hereby, are set forth in the following table:

            SEC registration fee........................$5,000
            Legal fees and expenses....................$35,000
            Accounting fees and expenses...............$15,000
            Printing expenses...........................$3,000
            Total......................................$58,000

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

            During the past three fiscal years, we have sold the following securities without registration and pursuant to the exemption set forth in
Section 4(2) under the Securities Act of 1933, as amended:

            During November 1996 we completed the sale to approximately 12 investors of an aggregate of 37 Units, each Unit consisting of $50,000 of Senior Subordinated Secured Debentures and 5-year Warrants to purchase up to 16,667 shares of Common Stock, for an aggregate purchase price of $1,850,000.

            During February 1997 we sold an aggregate of 667,334 shares of Common Stock at $1.50 per share, to approximately 6 investors for an aggregate purchase price of $1,001,001.

            During October 1997 we completed the sale of an aggregate 1,394,094 shares of Common Stock at $1.75 per share to approximately 29 investors for an aggregate purchase price of $2,439,664.

            During March 1998 we sold an aggregate 340,000 shares of Common Stock at $1.25 per share to approximately 4 shareholders for an aggregate purchase price of $425,000

            During April 1998 we sold an aggregate 275,000 shares of Common Stock at $1.378 per share to approximately 4 shareholders for an aggregate purchase price of $378,950.

            During July 1998 we completed the sale of an aggregate $1,750,000 of 7% Convertible Debentures to approximately 3 investors for an aggregate purchase price of $1,750,000.

            During December 1998 we completed the sale of an aggregate $3,450,000 of 10% Subordinated Notes Due 2000 to approximately 7 investors, in exchange for $500,000 of our Senior Secured Subordinated Debentures and retirement of all $1,750,000 of our 7% Convertible Debentures. The remaining $1,200,000 purchase price was paid in cash. The 10% Subordinated Notes provide for issuance of 5-year Warrants to purchase up to 845,760 Common Stock of the Company at $1.50 per share, and 5-year Closing Fee Warrants to purchase up to 1,229,800 of the Company's Common Stock at $1.50 per share.

            During December 1998 we also sold an aggregate 1,559,374 shares of Common Stock at $1.00 per share to approximately 6 shareholders for an aggregate purchase price of $1,559,374.

            During March 1999 we sold an aggregate $400,000 of 10% Bridge Notes Due May 1999 to approximately 5 investors for an aggregate purchase price of $400,000. In connection with such sale, we also issued 5-year Warrants to purchase up to an aggregate of 200,000 shares of the Company's Common Stock at a purchase price of $1.00 per share.

            During April 1999 we issued 150,000 shares of Common Stock to The Manufacturer's Life Insurance Company (U.S.A.) pursuant to a Mutual Release and Settlement Agreement.

            During May 1999 we sold an aggregate 1,500,000 shares of Common Stock at $1.00 per share to approximately 3 investors for an aggregate purchase price of $1,500,000. The investors were also issued 5-year Warrants to purchase up to an aggregate 1,500,000 shares of the Company's Common Stock. We also issued 75,000 shares to a broker in connection with such sale.

            During May 1999 we issued 103,348 shares of Common Stock to a service providor as compensation for marketing services to be performed pursuant to a Market Access Program Marketing Agreement. We also issued Warrants to purchase up to 200,000 shares of our Common Stock to the service provider pursuant to such Marketing Agreement.

            During August 1999, we sold an aggregate $2,300,000 of Convertible Subordinated Secured Notes due July 2000. A portion of the purchase price included the exchange of $600,000 of our 10% Senior Subordinated Secured Debentures then in default and $150,000 of our outstanding 10% Bridge Notes. The remaining $1,550,000 was paid in cash. We also issued Warrants to purchase up to 1,150,000 shares of Common Stock, for a purchase price of $1.10 per share.

            In September 1999, we issued Warrants to purchase up to an aggregate 1,500,000 shares of our Common Stock for a purchase price of $1.00 per share to the guarantors of our line of credit with Branch Banking and Trust Company. We also issued Warrants to purchase up to 75,000 shares of Common Stock for a purchase price of $1.10 per share to a third party in consideration of arranging the guarantees.

ITEM 27.  EXHIBITS.

         (a) Exhibits

     Exhibit No.      Description

     3.1 Restated Certificate of Incorporation, as currently in effect (incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K dated April 15, 1987).

     3.2 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Series B Preferred Stock and Qualifications, Limitations and Restrictions Thereof dated August 10, 1993 (incorporated by reference to Exhibit 4.1 to Registrant's Form 8-K dated August 10, 1993).

     3.3 Bylaws as currently in effect (incorporated by reference to Exhibit 3.2 to Registrant's Form 10-K for the year ended October 28, 1990).

     3.4 First Amendment to the Restated Bylaws, dated August 6, 1996 (incorporated by reference to Exhibit 3.0 to the Registrant's Form 8-K dated August 6, 1996).

     4.1*             Warrant  issued to Daniel P.  Ginns,  dated  November  13,
                      1996.

     4.2*             Warrant  issued to Adrien A. Maught,  Jr.,  dated November
                      13, 1996.

     4.3 7% Convertible Debenture Subscription Agreement dated as of July 24, 1998 between the Registrant and the Investors named therein (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K dated July 24, 1998).

     4.4              Form  of  7%  Convertible   Debenture   (incorporated   by
                      reference to Exhibit 4.2 to the Registrant's Form 8-K dated July 24, 1998).

     4.5 Registration Rights Agreement dated as of July 24, 1998 between the Registrant and the Investors named therein (incorporated by reference to Exhibit 4.3 to the Registrant's Form 8-K dated July 24, 1998).

     4.6              Form  of  10%  Subordinated  Note  Subscription  Agreement
                      (incorporated   by   reference   to  Exhibit  4.4  to  the
                      Registrant's Form 8-K dated December 24, 1998.)

     4.7 Form of 10% Subordinated Note (incorporated by reference to Exhibit 4.5 to the Registrant's Form 8-K dated December 24, 1998).

     4.8 Form of Registration Rights Agreement (incorporated by reference to Exhibit 4.6 to the Registrant's Form 8-K dated December 24, 1998).

     4.9 Form of Common Stock Subscription Agreement (ncorporated by reference to Exhibit 4.7 to the Registrant's Form 8-K dated December 24, 1998).

     4.10 Common Stock Purchase Agreement, dated May 7, 1999, by and among the Registrant and the Purchasers listed therein (incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K dated May 7, 1999).

     4.11 Registration Rights Agreement, dated May 7, 1999, by and among the Registrant and the Purchasers listed therein (incorporated by reference to Exhibit 4.2 to the Registrant's 8-K dated May 7, 1999).

     4.12 Form of Warrant (incorporated by Reference to Exhibit 4.3 to the Registrant's 8-K dated May 7, 1999).

     4.13 Form of Subscription Agreement between the Company and the subscribers listed therein for 12% Convertible Subordinated Secured Notes Due July 2000 (incorporated by reference to Exhibit 4.1 to the Registrant's 8-K dated August 2, 1999).

     4.14 Form of Security Agreement in connection with 12% Convertible Subordinated Secured Notes Due 2000 (incorporated by reference to Exhibit 4.5 to the Registrant's 8-K dated August 2, 1999).

     4.15 Form of Registration Rights Agreement in connection with 12% Convertible Subordinated Secured Notes Due July 2000 (incorporated by reference to Exhibit 4.4 to the Registrant's 8-K dated August 2, 1999).

     4.16 Form of 12% Convertible Subordinated Secured Note Due July 2000 (incorporated by reference to Exhibit 4.2 to the Registrant's 8-K dated August 2, 1999).

     4.17 Form of Warrant issued in connection 12% Convertible Subordinated Secured Notes Due July 2000 (incorporated by reference to Exhibit 4.3 to the Registrant's 8-K dated August 2, 1999).

     4.18             Warrant  issued  to  Carl  K.  Doumani   (incorporated  by
                      reference to Exhibit 4.1 to the Registrant's 8-K dated September 13, 1999).

     4.19 Warrant issued to Roy Doumani (incorporated by reference to Exhibit 4.2 to the Registrant's 8-K dated September 13,
                      1999).

     4.20             Form  of  Warrant  issued  to  finder   (incorporated   by
                      reference to Exhibit 4.3 to the Registrant's 8-K dated September 13, 1999).

     5.1* Opinion of Counsel as to the legality of the securities being registered.

     10.3*            Employment Agreement of Daniel P. Ginns dated as of August
                      12, 1997.

     10.4*            Security  Agreement  between the  Registrant and Daniel P.
                      Ginns, dated as of August 12, 1997.

     10.5* Employment Agreement of Adrien A. Maught, Jr. dated as of August 12, 1997.

     10.6*            Security  Agreement  between the  Registrant and Adrien A.
                      Maught, Jr. dated as of August 12, 1997.

     10.7             Loan  Agreement  with Branch Bank,  dated as of August 20,
                      1999 (incorporated by reference to Exhibit 10.1 to the Registrant's 8-K dated September 13, 1999).

     10.8 Promissory Note payable to Branch Bank, dated as of August 20, 1999 (incorporated by reference to Exhibit 10.2 to the Registrant's 8-K dated September 13, 1999).

     10.9 Security Agreement and Addendum with Branch Bank, dated as of August 20, 1999 (incorporated by reference to Exhibit
                      10.3 to the Registrant's 8-K dated September 13, 1999).

     10.10 Form of Guarantee and Addendum of each of the guarantors of the Registrant's line of credit with Branch Banking and Trust Company (incorporated by reference to Exhibit 10.4 to the Registrant's 8-K dated September 13, 1999).

     16.1             Letter  of  Ernst & Young  LLP  dated  November  7,  1997, regarding its comments to the statements made by Registrant in Item 4 of Registrant's Form 8-K filed with the Securities and Exchange Commission on November 7, 1997 (incorporated by reference to Exhibit 16.1 to the Registrant's Form 8-K filed on November 7, 1997).

     16.2             Letter  of  Deloitte  & Touche  LLP  dated  March 3,  1998 regarding its comments to the statements made by Registrant in Item 4 of Registrant's Form 8-K filed with the Securities and Exchange Commission on February 25, 1998 (incorporated by reference to Exhibit 16.1 to the Registrant's Form 8-K/A filed on March 5, 1998).

     16.3             Letter  of  Deloitte  &  Touche  LLP  dated  May  8,  1998 regarding its comments to the statements made by Registrant in Item 4 of Registrant's Form 8-K filed with the Securities and Exchange Commission on April 30, 1998 (incorporated by reference to Exhibit 16.1 to the Registrant's Form 8-K/A filed on May 21, 1998).

     21.1 List of Subsidiaries (incorporated by reference to Exhibit 21 to the Registrant's Form 10-K for the year ended October 27, 1996).

     23.1*            Consent of Counsel  (included in opinion  filed as Exhibit
                      5.1).

     23.2*            Consent of Independent Certified Public Accountants

     24.1* Power of Attorney (included in the signature page of this Registration Statement).

     99.1 The Datametrics Employee Savings Plan And The Trust Agreement Pursuant To The Datametrics Employee Savings Plan (incorporated by reference to Exhibit 28 to Registrant's Statement on Form S-8 filed on November 12, 1985 SEC File No. 33- 01469.

     99.2 The Amended and Restated 1993 Stock Option Plan of Datametrics Corporation (incorporated by reference to Exhibit 28.2 to Registrant's Form 10-K for the year ended October 31, 1993).

     99.3 The 1986 Stock Option Plan of Datametrics Corporation, as amended (incorporated by reference to Exhibit 28.1 to Registrant's Registration Statement on Form S-8 filed on June 10, 1987, SEC File No. 33-14969 and Exhibit 28.5 to Registrant's Form 10-K for the year ended October 29,
                      1988).

     99.4 The 1982 Stock Option Plan of Datametrics Corporation, as amended (incorporated by reference to Exhibit 28.2 to Registrant's Registration Statement on Form S-8 filed on June 10, 1987, SEC File No. 33-14969).

     99.5 The 1993 Directors' Option Plan of Datametrics Corporation (incorporated by reference to Exhibit 28.5 to Registrant's Form 10-K for the year ended October 31, 1993).

     99.6 Datametrics Corporation Supplemental Executive Retirement Plan and Master Trust Agreement (incorporated by reference to Exhibit 28.6 to Registrant's From 10-K for the year ended October 30, 1994).

     99.7 The 1995 Stock Option Plan of Datametrics Corporation (incorporated by reference to Exhibit 28.7 to Registrant's Form S-8 Filed May 30, 1996, SEC File No. 333-04815).

     99.8 The Datametrics Corporation Employee Qualified Stock Purchase Plan (incorporated by reference to Exhibit 28.8 to Registrant's Form S-8 filed on May 30, 1996, SEC File No. 333-04815).
     -------------------------
     * Filed with this Registration Statement.

ITEM 28.  UNDERTAKINGS

A.       The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

         (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii)Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the registration statement; and

         (iii)Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.       Undertaking required by Regulation S-B, Item 512(e).

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

 C.      Undertaking Required by Regulation S-B, Item 512(f).

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

SIGNATURES

         In accordance with the requirements of the Securities Act of 1933the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Florham Park, State of New Jersey on September 15, 1999.

                                                  DATAMETRICS CORPORATION
                                                  (Registrant)

                                                  /s/ Daniel P. Ginns
                                                  ------------------------------
                                                  Daniel P. Ginns,
                                                  Chairman of Board of Directors
                                                  and Chief Executive Officer

POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel P. Ginns, as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.


Signature*                                             Title                                Date
---------                                              -----                                ----
/*/ ADRIEN A. MAUGHT                                   Chief Operating Officer,             September 15, 1999
----------------------------------------------         President and Director
Adrien A. Maught

/*/ WILLIAM B. PANDOS                                  Chief Financial Officer and          September 15, 1999
----------------------------------------------         Treasurer
William B. Pandos

/*/ DOUGLAS S. FRIEDENBERG                             Director                             September 15, 1999
----------------------------------------------
Douglas S. Friedenberg

/*/ JOHN W. O'LEARY                                    Director                             September 15, 1999
----------------------------------------------
John W. O'Leary

/*/ RICHARD J. LOVE                                    Director                             September 15, 1999
--------------------------------------------
Richard J. Love

/*/ VINCENT J. CAHILL                                  Director                             September 15, 1999
--------------------------------------------
Vincent J. Cahill

* By Daniel P. Ginns, Attorney-In-Fact


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